Exhibit 2.1

Execution Version

STOCK PURCHASE AGREEMENT

BY AND AMONG

NN, INC.,

PRECISION ENGINEERED PRODUCTS HOLDINGS, INC.

AND

PEP INDUSTRIES, LLC

Dated as of August 17, 2015

(continued)

(continued)

(continued)

Schedules and Exhibits

Schedule 1.1(a)(n)	Permitted Liens
Schedule 3.2(f)	Director and Officer Resignations
Schedule 4.3(a)	Consents
Schedule 4.4(a)	Capitalization of the Company
Schedule 4.4(b)	Subsidiaries
Schedule 4.5	Financial Statements
Schedule 4.6	Undisclosed Liabilities
Schedule 4.7	Absence of Certain Developments
Schedule 4.8	Taxes
Schedule 4.9(b)	Intellectual Property Registrations
Schedule 4.9(c)	Liens on Intellectual Property
Schedule 4.9(d)	Material Licenses
Schedule 4.9(f)	Licenses granting rights to Intellectual Property
Schedule 4.10	Material Contracts
Schedule 4.11(a)	Company Benefit Plans
Schedule 4.11(c)	Non-Compliance of Company Benefit Plans
Schedule 4.11(d)	Multi-Employer Plans
Schedule 4.11(f)	Legal Proceeds on Company Benefit Plans
Schedule 4.11(g)	Severance, Other Payments
Schedule 4.11(h)	Retiree Benefits
Schedule 4.12(a)	Labor Matters
Schedule 4.12(c)	Certain Business Employees
Schedule 4.12(d)	Classifications
Schedule 4.13(a)	Legal Proceedings
Schedule 4.13(b)	Orders
Schedule 4.14(b)	Permits
Schedule 4.15	Environmental Matters
Schedule 4.16(a)	Owned Real Property
Schedule 4.16(b)	Leased Real Property
Schedule 4.16(c)	Real Property Information
Schedule 4.18	Banks
Schedule 4.19	Insurance
Schedule 4.20	Transactions with Affiliates, Related Parties and Others
Schedule 4.24(a)	Material Customers
Schedule 4.24(b)	Material Suppliers
Schedule 6.3	Purchaser Consents
Schedule 6.5	Purchaser Financial Advisors
Schedule 7.2(a)	Conduct of the Business Pending the Closing
Schedule 7.2(b)	Conduct of the Business Pending the Closing
Schedule 7.2(b)(Q)	Assumed Indebtedness
Schedule 8.1(d)	Consents Required at Closing

STOCK PURCHASE AGREEMENT

STOCK PURCHASE AGREEMENT, dated as of August 17, 2015 (the “Agreement”), by and among NN, Inc., a Delaware corporation (“Purchaser”), Precision Engineered Products Holdings, Inc., a Delaware corporation (“Company”), and PEP Industries, LLC, a Delaware limited liability company (“Seller”).

R E C I T A L S:

Seller owns all of the issued and outstanding shares of capital stock of the Company (such shares, the “Shares”), and desires to sell such Shares to Purchaser (the “Share Sale”), and Purchaser desires to purchase the Shares, all upon the terms and conditions set forth herein.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements hereinafter contained, the parties hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Certain Definitions.

(a) For purposes of this Agreement, the following terms shall have the meanings specified in this Section 1.1:

“Accounting Firm” has the meaning set forth in Section 2.3(c).

“Accounting Principles” means accounting principles applied on a basis consistent with the Working Capital Example set forth on Exhibit A and in accordance with the PEP Companies’ accounting practices and methodologies historically used in preparing the PEP Companies’ Audited Financial Statements.

“Actual Adjustment” means (i) the Final Purchase Price minus (ii) the Estimated Purchase Price.

“Adjustment Escrow” means the portion of the Escrow Account designated for the Adjustment Escrow Amount to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement.

“Adjustment Escrow Amount” means $2,000,000.

“Adjustment Time” means 11:59 p.m., New York, New York time, on the Closing Date (disregarding all effects arising from (x) all action outside the Ordinary Course of Business that occur on the Closing Date after the Closing and (y) the consummation of the transactions contemplated by this Agreement, including Purchaser’s financing transactions).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Agreement” has the meaning set forth in the introduction to this Agreement.

“Alternative Arrangements” means (a) any proceeds actually received from insurance policies covering the damage, loss, liability or expense that is the subject to the claim for indemnity, and (b) any proceeds actually received from third parties, including, without limitation, any party to any Prior Acquisition Agreement, through indemnification, counterclaim, reimbursement arrangement, contract or otherwise in compensation for the subject matter of an indemnification claim by such indemnitee.

“Alternative Financing” has the meaning set forth in Section 7.14(a).

“Anti-Corruption or Anti-Bribery Law” means, collectively (a) the U.S. Foreign Corrupt Practices Act of 1977; (b) any other applicable U.S. or non-U.S. anti-corruption or anti-bribery law or regulation; and (c) any rules, regulations or directives related to any of the foregoing.

“Antitrust Laws” has the meaning set forth in Section 7.3(a).

“Assumed Indebtedness” means the Company Indebtedness outstanding immediately prior to the Closing that is not repaid pursuant to Section 2.2(b)(C).

“Audited Financial Statements” has the meaning set forth in Section 4.5.

“Balance Sheet Date” has the meaning set forth in Section 4.5.

“Base Price” has the meaning set forth in Section 2.2(a).

“Basket” has the meaning set forth in Section 9.4(a).

“Books and Records” means all books, files, reports, plans, records, manuals, maps and engineering data held by any PEP Company.

“Business Day” means any day of the year on which national banking institutions in New York, New York, are open to the public for conducting business and are not required or authorized to close.

“Business Employee” means any individual (a) employed by any PEP Company as of the date hereof or (b) hired by any PEP Company between the date hereof and the Closing Date.

“Claims Notice” has the meaning set forth in Section 9.5(b).

“Closing” has the meaning set forth in Section 3.1.

“Closing Assumed Indebtedness” shall mean the Assumed Indebtedness as of the Closing.

“Closing Cash” shall mean cash and cash equivalents of the PEP Companies (including restricted cash), as of the Adjustment Time, determined on a consolidated basis and calculated in accordance with the accounting methodologies, practices, estimation, techniques, assumptions and principles used by the PEP Companies as of the date hereof, provided however that for purposes of this definition and the calculation of the Base Price, in no event shall the cash and cash equivalents of the PEP Companies in (a) the United States exceed $6,000,000, and (b) Mexico and the People’s Republic of China exceed an aggregate amount of $2,000,000. For the avoidance of doubt, subject to the foregoing sentence, Closing Cash shall be (i) reduced by checks and drafts written by the PEP Companies but not yet cleared as of the Adjustment Time to the extent the payables with respect to such checks and drafts have been reduced and are not reflected as a current liability in the calculation of Closing Working Capital and (ii) increased by checks and drafts for the benefit of the PEP Companies which have been received by the PEP Companies but not yet cleared as of the Adjustment Time to the extent the receivables with respect to such checks and drafts have been reduced and are not reflected as a current asset in the calculation of Closing Working Capital.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Date Business Employee” means a Business Employee who continues to be employed by a PEP Company on the Closing Date.

“Closing Estimate” has the meaning set forth in Section 2.3(a).

“Closing Statement” has the meaning set forth in Section 2.3(b).

“Closing Working Capital” means, as of the Adjustment Time, the amount by which (a) the aggregate current assets of the PEP Companies, determined on a consolidated basis exceeds (b) the aggregate current liabilities of the PEP Companies determined on a consolidated basis, and in the case of each of clauses (a) and (b), calculated in accordance with the Accounting Principles, provided, however, that (i) “current assets” shall exclude (A) all Closing Cash of the PEP Companies, (B) all income Tax assets of the PEP Companies, and (C) all intercompany receivables of the PEP Companies, and (ii) “current liabilities” shall exclude (A) all Company Transaction Expenses, including any related accruals or reserves therefor, (B) all income Tax liabilities, (C) Company Indebtedness and any of the items excluded therefrom pursuant to clauses (1) through (7) of the definition thereof, (D) any deferred compensation or any termination, severance, retiree or similar obligation in respect of officers and employees (including the SERP Amount), (E) any reserves and accruals relating to environmental obligations, litigation and claims, including, without limitation, unasserted claims and related allowances and the items set forth on Schedules 4.13 and 4.15, (F) any liabilities for which any PEP Company has rights of indemnification under Alternative Arrangements, (G) any other items classified as “other current liabilities” on the Financials Statements including, without limitation, dividends payable, minority interests, provisions, dividends to minorities and accrued interest expense, (H) all intercompany payables of the PEP Companies and (I) all payables of the PEP Companies incurred pursuant to Section 7.14(b) (Financing). For purposes of this definition, including the calculation of “current assets” and “current liabilities,” and Article II, the parties shall disregard any adjustments arising from purchase accounting or otherwise arising out of Prior Acquisition Agreements or the transactions contemplated by this Agreement, including, but not limited to, Transaction Tax Benefits. An illustrative calculation of Closing Working Capital as of June 30, 2015 is set forth on Exhibit A hereto (the “Working Capital Example”).

“Closing Working Capital Adjustment” has the meaning set forth in Section 2.2(a).

“Closing Working Capital Deficit” means the amount, if any, by which Closing Working Capital is less than $42,376,000.

“Closing Working Capital Excess” means the amount, if any, by which Closing Working Capital exceeds $42,876,000.

“Code” means the Internal Revenue Code of 1986, as amended.

“Committed Lenders” has the meaning set forth in Section 6.6(a).

“Company” has the meaning set forth in the introduction to this Agreement.

“Company Benefit Plan” means each pension, benefit, retirement, compensation, profit-sharing, deferred compensation, incentive, performance award, phantom equity, stock or stock-based, change in control, retention, severance, vacation, paid time off, fringe-benefit and other similar agreement, plan, policy, program, or arrangement (and any amendments thereto), in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, that is or has been within the prior six years maintained, sponsored, contributed to, or required to be contributed to by any PEP Company for the benefit of any current or former employee, officer, director, retiree, independent contractor, or consultant of any PEP Company, or any spouse or dependent of such individual, or under which any PEP Company has or may have any liability, contingent or otherwise; provided, that governmental statutory benefit plans and plans, programs, policies, and agreements required to be maintained by applicable Law (whether domestic or foreign) shall not be considered Company Benefit Plans for any purpose under this Agreement.

“Company Documents” has the meaning set forth in Section 4.2.

“Company Financing End Date” has the meaning set forth in Section 10.1(g).

“Company Financing Information” means (i) the financial statements specified in Sections 2(c)(2) and 2(c)(3) of Exhibit D to the Debt Commitment Letter (as in effect on the date of this Agreement), (ii) Statements on Auditing Standards No. 100 reviewed but unaudited consolidated balance sheets and related statements of income and cash flows for the PEP Companies for the six (6) month periods ending June 30, 2014 and 2015 and (iii) to the extent required for Purchaser to produce the “Preliminary Offering Memorandum”, as such term is defined in Section 7 of Exhibit D to the Debt Commitment Letter (as in effect on the date of this Agreement), all financial and other pertinent information regarding the PEP Companies or their respective businesses or operations as may be reasonably requested by Purchaser that is reasonably available to, or reasonably obtainable by, the Company and consists of information of the type customarily included in an offering memorandum for the private placement of unsecured debt securities in a “144A” transaction (but expressly excluding (A) any financial statements and data required by Rules 3-03(e), 3-05, 3-09, 3-10 or 3-16 of Regulation S-X, (B) segment financial data or information, (C) information regarding compensation discussion and analysis as required by Item 402 of Regulation S-K, (D) any financial data or information other than financial data (including selected financial data but excluding any other financial statements) that would be necessary for the Financial Institution (as defined in the Debt Commitment Letter) to receive customary (for a “144A” offering of unsecured debt securities) “comfort” at the time of pricing from independent accountants in connection with the offering of such unsecured debt securities) and (E) additional auditor requirements to restate or review financial statements of any of the PEP Companies, other than as required by foregoing clause (ii)).

“Company Indebtedness” means, with respect to the PEP Companies, on a combined and consolidated basis and without duplication, all (A) indebtedness for borrowed money (including all principal, interest, premiums, penalties, fees, expenses, and breakage costs), (B) obligations evidenced by notes, bonds, debentures or similar instruments (including all principal, interest, premiums, penalties, fees, expenses, and breakage costs), (C) obligations under leases that are required to be capitalized in accordance with GAAP (other than those lease obligations in clause (1), below), (D) indebtedness of others secured, directly or indirectly, by a Lien on the property or assets of any PEP Company, whether or not such indebtedness has been assumed by such PEP Company, provided that the foregoing shall be valued at the lesser of (i) the value of the secured indebtedness and (ii) the value of the property pledged, (E) Net Tax Liabilities, and (F) obligations under which any PEP Company has directly or indirectly guaranteed any obligations of any nature described in the foregoing clauses (A) through (E). Notwithstanding the foregoing, Company Indebtedness shall exclude (1) any operating or other lease obligations (including all real property lease obligations, such as all current and future payment obligations pursuant to the Net Lease, dated as of August 2006, by and between Profiles Incorporated and Dasch, Inc., as amended by that Amendment No. 1, dated as of October 30, 2013), (2) all intercompany indebtedness, accounts, payables, obligations or liabilities of the PEP Companies, (3) all letters of credit, bankers acceptances or similar obligations of the PEP Companies, or incurred in connection with performance guaranties or related to insurance obligations (including letters of credit supporting insurance policies for workers’ compensation), (4) any performance or surety bonds, performance guaranties or similar financial commitments, (5) any liabilities for which the PEP Companies have rights of indemnification under Alternative Arrangements, (6) any obligations under the Consignment Agreements and (7) any earnouts or similar obligations of the PEP Companies under the Prior Acquisition Agreements.

“Company Intellectual Property” has the meaning set forth in Section 4.9(a).

“Company Subsidiary” means each Subsidiary of the Company.

“Company Transaction Expenses” means all fees, costs and expenses (including Taxes payable by any PEP Company thereon) incurred or otherwise payable on or before the Closing Date by any PEP Company to third parties related to, or arising out of, the transactions contemplated by this Agreement, whether accrued or not, either paid at Closing pursuant to Section 2.2(b) or that remain unpaid after Closing, including (a) any travel, legal, accounting and other advisor and investment banking fees and expenses, (b) any SERP Amount, and (c) any transaction, change in control, success, severance (other than ordinary course severance not related to this Agreement or the transactions contemplated by this Agreement) or “stay put” bonuses payable by any PEP Company to any employee, officer, director, consultant or third party that becomes due as a result of the consummation of the transactions contemplated by this Agreement.

“Confidentiality Agreement” has the meaning set forth in Section 7.5.

“Connecticut Licensed Environmental Professional” means a licensed environmental professional who has been certified by the CTDEP as a “Connecticut Licensed Environmental Professional.”

“Consent” means, with respect to any Person, any approval, authorization, exemption, waiver, permission or consent of any kind of such Person required in order to consummate the Share Sale and other transactions contemplated by this Agreement.

“Consignment Agreements” shall mean (i) the Consignment Agreement dated July 30, 2009, as amended, among Mitsubishi International Corporation and Precision Engineered Products LLC and each other agreement entered into in connection with such agreement; and (ii) the Consignment Agreement dated January 25, 2010, as amended, among Umicore Precious Metals NJ, LLC and Precision Engineered Products LLC and each other agreement entered into in connection with such agreement.

“Contract” means any written contract, lease, commitment or other agreement.

“Copyrights” has the meaning set forth in Section 1.1 in the Intellectual Property definition.

“Credit Facilities” means, collectively, the Credit Agreement, dated as of December 22, 2010, as amended, and related agreements thereto or thereunder (in each case, as supplemented, amended, restated, or otherwise modified (including by waiver or consent) from time to time) by and among the PEP Companies and KeyBank National Association (as a lender and as the administrative agent).

“CT Act” shall mean the Connecticut Transfer Act, Sections 22a-134 through 22a-134e of the Connecticut General Statutes.

“CT Act Liabilities” means all costs incurred by the PEP Companies in response to any order or request issued by the CTDEP in relation to the CT Act or to address any requirement of the CT Act applicable to any of the PEP Companies.

“CTDEP” shall mean the Connecticut Department of Environmental Protection.

“D&O Indemnitees” has the meaning set forth in Section 7.6(a).

“Debt Commitment Letter” has the meaning set forth in Section 6.6(a).

“Debt Financing” has the meaning set forth in Section 6.6(a).

“Debt Financing Sources” means each of the Persons that have committed to provide, or otherwise entered into agreements (including, without limitation, the Debt Commitment Letter) in connection with, the Debt Financing or other debt financings in connection with the transactions contemplated by this Agreement, including the parties to the Debt Commitment Letter, any joinder agreements, credit agreements or loan agreements (or other definitive documentation) relating thereto.

“Debt Financing Sources Related Parties” means (a) any former, current or future Affiliate of any Debt Financing Source, and (b) the former, current and future partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives, shareholder, members, successors and assigns of any Debt Financing Source or any Person described in clause (a) of this definition.

“Disclosure Schedules” has the meaning set forth in the introductory paragraph to Article IV.

“Earnout Escrow” means the escrow account in which the Earnout Escrow Amount is held by the Escrow Agent in accordance with the terms of the Escrow Agreement.

“Earnout Escrow Amount” means Five Million Dollars ($5,000,000).

“End Date” has the meaning set forth in Section 10.1(a).

“Environmental Claim” means any Legal Proceeding, Order, Lien, fine, penalty, or, as to each, any settlement or judgment arising therefrom, by or from any

Person alleging liability of whatever kind or nature (including liability or responsibility for the costs of enforcement proceedings, investigations, cleanup, governmental response, removal or remediation, natural resources damages, property damages, personal injuries, medical monitoring, penalties, contribution, indemnification and injunctive relief) arising out of, based on or resulting from: (a) the presence, Release of, or exposure to, any Hazardous Materials; or (b) any actual or alleged non-compliance with any Environmental Law.

“Environmental Law” means any applicable Law and any Order or binding agreement with any Governmental Body: (a) relating to pollution (or the cleanup thereof) or the protection of natural resources, endangered or threatened species, human health or safety (as it relates to exposure to Hazardous Materials) or the environment (including ambient air, soil, surface water or groundwater, or subsurface strata); or (b) concerning the presence of, exposure to, or the management, manufacture, use, containment, storage, recycling, reclamation, reuse, treatment, generation, discharge, transportation, processing, production, disposal, or remediation of any Hazardous Materials. The term “Environmental Law” includes, without limitation, the following (including their implementing regulations and any state analogs as amended): the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended by the Superfund Amendments and Reauthorization Act of 1986, 42 U.S.C. §§ 9601 et seq.; the Solid Waste Disposal Act, as amended by the Resource Conservation and Recovery Act of 1976, as amended by the Hazardous and Solid Waste Amendments of 1984, 42 U.S.C. §§ 6901 et seq.; the Federal Water Pollution Control Act of 1972, as amended by the Clean Water Act of 1977, 33 U.S.C. §§ 1251 et seq.; the Toxic Substances Control Act of 1976, as amended, 15 U.S.C. §§ 2601 et seq.; the Emergency Planning and Community Right-to-Know Act of 1986, 42 U.S.C. §§ 11001 et seq.; the Clean Air Act of 1966, as amended by the Clean Air Act Amendments of 1990, 42 U.S.C. §§ 7401 et seq.; and the Occupational Safety and Health Act of 1970, as amended, 29 U.S.C. §§ 651 et seq. (as it relates to exposure to Hazardous Materials).

“Environmental Notice” means any written directive, notice of violation or infraction, or notice respecting any Environmental Claim relating to actual or alleged non-compliance with any Environmental Law, liability under Environmental Law.

“Environmental Reports” means the reports set forth on Schedule 4.15.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means, with respect to the PEP Companies, any Person that, together with a PEP Company, would be treated as a single employer under Section 414(b), (c), (m), or (o) of the Code.

“Escrow Account” has the meaning set forth in Section 2.2(b)(B).

“Escrow Agent” means Delaware Trust Company.

“Escrow Agreement” means that certain Escrow Agreement between Purchaser, Seller and the Escrow Agent, dated as of the Closing Date.

“Escrow Amount” means the sum of the Adjustment Escrow Amount, the Earnout Escrow Amount and the Indemnification Escrow Amount.

“Escrow Fund” means the Escrow Amount deposited with the Escrow Agent, plus any earnings thereon, minus all amounts released from escrow in accordance with the terms of this Agreement or the Escrow Agreement.

“Estimated Assumed Indebtedness” has the meaning set forth in Section 2.3(a).

“Estimated Closing Cash” has the meaning set forth in Section 2.3(a).

“Estimated Closing Working Capital” has the meaning set forth in Section 2.3(a).

“Estimated Closing Working Capital Adjustment” has the meaning set forth in Section 2.3(a).

“Estimated Purchase Price” has the meaning set forth in Section 2.2(b).

“Estimated Transaction Expenses” has the meaning set forth in Section 2.3(a).

“Estimated Transaction Tax Benefits” has the meaning set forth in Section 2.3(a).

“Export Control Laws” has the meaning set forth in Section 4.22(a).

“FDA” has the meaning set forth in Section 4.14(c).

“Fee Letter” has the meaning set forth in Section 6.6(a).

“Final Purchase Price” means the Purchase Price as finally determined pursuant to Section 2.3(c).

“Final Release Date” has the meaning set forth in Section 9.7(c).

“Financial Statements” has the meaning set forth in Section 4.5.

“Financing Conditions” means the conditions to the Debt Financing specifically set forth on Exhibit D to the Debt Commitment Letter.

“Fraud” means a misrepresentation of material fact in the making of a representation or warranty contained in this Agreement or in any certificate executed and delivered pursuant to the express terms of this Agreement that constitutes common law fraud under Delaware Law.

“FTC” means U.S. Federal Trade Commission.

“GAAP” means United States generally accepted accounting principles and practices as in effect from time to time.

“Governmental Body” means any government or governmental or regulatory body thereof, or political subdivision thereof, whether U.S. or foreign, and whether federal, state, or local, or any agency, instrumentality or authority thereof, or any court or arbitrator (public or private).

“Hazardous Material” means any substance, material or waste which is regulated by any Governmental Body including petroleum and its by-products, asbestos, and any material or substance which is defined as a “hazardous waste,” “hazardous substance,” “hazardous material,” “restricted hazardous waste,” “industrial waste,” “solid waste,” “contaminant,” “pollutant,” “toxic waste” or “toxic substance” under any provision of Environmental Law.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“HSR Approval” has the meaning set forth in Section 8.1(g).

“Import Laws” has the meaning set forth in Section 4.23(a).

“Income Tax” means any federal, state, local, or non-U.S. income Tax measured by or imposed on net income.

“Indemnification Escrow” means the portion of the Escrow Account designated for the Indemnification Escrow Amount to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement.

“Indemnification Escrow Amount” means Six Million One Hundred Fifty Thousand Dollars ($6,150,000).

“Indemnified Party” has the meaning set forth in Section 9.5(b).

“Indemnifying Party” has the meaning set forth in Section 9.5(b).

“Intellectual Property” has the meaning set forth in Section 4.9(a).

“Intellectual Property Registrations” has the meaning set forth in Section 4.9(b).

“Interim Balance Sheet” has the meaning set forth in Section 4.5.

“Interim Financial Statements” has the meaning set forth in Section 4.5.

“IRS” means the Internal Revenue Service.

“Knowledge of the Company”, “to the Companies’ Knowledge” or similar phrases means the actual knowledge of John Manzi, Thomas J. Murray, Scot MacGillivray, Kenneth Lisk, and John S. Harker, in each case after reasonable inquiry.

“Law” means any federal, state, local or non-U.S. law, statute, code, ordinance, rule or regulation, as enacted and in effect on or prior to the date hereof.

“Leased Real Property” has the meaning set forth in Section 4.16(b).

“Legal Proceeding” means any judicial, administrative or arbitral actions, claims, suits or proceedings (public or private) by or before a Governmental Body.

“Licensed Intellectual Property” has the meaning set forth in Section 4.9(a).

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.

“Lincoln Letter” means that letter agreement between Lincoln International LLC (“Lincoln”) and the Company dated February 16, 2015, entered into in connection with this Agreement and the transactions contemplated hereby, engaging Lincoln for investment banking and financial advisory fees.

“Losses” means losses, damages, liabilities, Legal Proceedings, judgments, interest, awards, penalties, deficiencies, fines, costs or expenses, including reasonable attorneys’ fees; provided, however, that, (a) unless such losses are awarded to a third party, “Losses” shall not include exemplary or punitive damages, and (b) “Losses” shall not include the costs of enforcing indemnification rights hereunder and the costs of pursuing any insurance providers.

“Management Consulting Agreement” means that certain Management Consulting Agreement, dated as of December 22, 2010, by and among the PEP Companies, TJC and Nautic.

“Marketing Period” means a period of not less than fifteen (15) consecutive Business Days after the Marketing Period Commencement Date, provided that such period of consecutive Business Days will commence no earlier than September 8, 2015. Notwithstanding the foregoing, the Marketing Period shall be deemed not to have commenced, if prior to the completion of such period, (A) the Purchaser’s auditor shall have withdrawn its audit opinion with respect to any year end audited financial statements set forth in the Preliminary Offering Memorandum, (B) the financial statements included in the Preliminary Offering Memorandum would be required to be updated under Rule 3-12 of Regulation S-X in order to be sufficiently current on any day during such period to permit a registration statement using such financial statements to be declared effective by SEC on the last day of such period, in which case the Marketing Period shall not be deemed to commence until the receipt of updated financial information that would be required under Rule 3-12 of Regulation S-X to permit a registration statement using such financial statements to be declared effective by the SEC on the last day of such new period, or (C) the Purchaser shall have publicly announced any intention to restate any material financial information included in the Preliminary Offering Memorandum or that any such restatement is under consideration, in which case the Marketing Period shall be deemed not to commence unless and until such restatement has been completed or the Purchaser has determined that no restatement shall be required.

“Marketing Period Commencement Date” means the date on which the Purchaser has provided the Debt Financing Sources with (i) each of the documents required under paragraphs 2(c), 2(d), and 2(e) and paragraph 7 of Exhibit D to the Debt Commitment Letter, and (ii) a customary authorization letter with respect to the final confidential information memoranda in connection with the syndication of the Debt Financing.

“Material Adverse Effect” means a material adverse effect on the financial condition, business, properties, or results of operations of the PEP Companies, taken as a whole, excluding any change, occurrence, event or effect resulting directly or indirectly from (i) international, national, regional or industry-wide political, economic or business conditions (including financial, banking, securities and capital market conditions and any disruption thereof and adverse changes in the price of precious metals or other natural resources used by the PEP Companies in the Ordinary Course of Business), (ii) acts of war (whether or not declared), sabotage or terrorism, military actions or the escalation thereof, hurricanes, earthquakes, floods, tsunamis, tornadoes, mudslides, wild fires or other natural disasters and other force majeure events, (iii) any change, occurrence, event or effect generally applicable to the business of the PEP Companies or affecting any of the following industries: precision manufacturing, medical and FDA-compliant devices, electrical controls, transportation or power grid distribution, (iv) actual or proposed changes in the Law or applicable accounting regulations or standards (including GAAP) or interpretations thereof, (v) any changes in the technology used by the PEP Companies, their customers or others in any of the following industries: precision manufacturing, medical and FDA-compliant devices, electrical controls, transportation or power grid distribution, (vi) any failure by any PEP Company to meet any internal or published projections, forecasts or revenue or earnings predictions for any period, (vii) action(s) consented to in writing by Purchaser, (viii) any matter that is set forth in any Disclosure Schedule as of the date hereof, (ix) Purchaser’s breach of this Agreement or any Purchaser Documents or (x) the execution or announcement of this Agreement or of the Closing or the taking of any action contemplated or required by this Agreement, or the consummation of the transactions contemplated hereby, provided that the exception in clause (vi) shall not prevent or otherwise affect a determination that the facts giving rise or contributing to any such failure has resulted in or contributed to a Material Adverse Effect, except that any change, occurrence, event or effect resulting from the matters described in clauses (i) through (v) above may constitute a Material Adverse Effect, and shall be taken into account in determining whether a Material Adverse Effect has occurred or would or could occur to the extent that such change, occurrence, event or effect has a disproportionate impact on the PEP Companies as compared to any of the other companies in the industries in which the PEP Companies operate.

“Material Contracts” has the meaning set forth in Section 4.10(a).

“Material Customer” has the meaning set forth in Section 4.25(a).

“Material Supplier” has the meaning set forth in Section 4.25(b).

“Nautic” means Nautic Management VI, L.P.

“Net Tax Liabilities” means an amount, which may be positive or negative, equal to the sum of any amounts that would be properly accrued as current liabilities for Income Taxes on the consolidated balance sheet of the PEP Companies in accordance with past practices of the PEP Companies reduced by any amounts that would be properly accrued as a current asset for Income Taxes on the consolidated balance sheet of the PEP Companies in accordance with past practices of the PEP Companies, in each case, calculated (i) as of the Adjustment Time, (ii) without regard to any Transaction Tax Benefits (iii) to exclude any deferred Income Tax assets or liabilities and (iv) to take into account exemptions, allowances and/or deductions that are calculated on an annual basis (including depreciation and amortization deductions), and (v) disregarding all effects arising from (x) action outside the Ordinary Course of Business that occur on the Closing Date after the Closing and (y) the consummation of the transactions contemplated by this Agreement. A calculation and illustration of Net Tax Liabilities prepared by Ernst & Young is attached as Exhibit C hereto.

“Note Engagement Letter” has the meaning set forth in Section 6.6(a).

“OFAC” has the meaning set forth in Section 4.22(a).

“Order” means any order, injunction, judgment, decree, ruling, writ, assessment or arbitration award of a Governmental Body.

“Ordinary Course of Business” means the ordinary and usual course of the PEP Companies’ business, consistent with past practice.

“Owned Real Property” has the meaning set forth in Section 4.16(a).

“Payoff Letter” means a payoff letter in customary form from KeyBank National Association, as agent under the Credit Facilities, reflecting all amounts required to be paid under or in connection with Company Indebtedness outstanding under the Credit Facilities to discharge such Company Indebtedness in full.

“PEP Companies” mean the Company and the Company’s Subsidiaries, each of which shall be referred to individually as a “PEP Company.”

“Per Claim Threshold” has the meaning set forth in Section 9.4(a).

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body.

“Permitted Liens” means (a) Liens for Taxes, assessments and governmental charges or levies not yet delinquent or for which adequate reserves are maintained on the financial statements of the PEP Companies as of the Closing Date; (b) Liens imposed by law, such as materialmen’s, mechanics’, carriers’, workmen’s and repairmen’s liens and other similar liens arising in the Ordinary Course of Business securing obligations that are not overdue for a period of more than 60 days or which are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP are maintained and are reflected on the Closing Statement; (c) pledges or deposits to secure obligations under workers’ compensation laws or similar legislation or to secure public or statutory obligations; (d) deposits to secure the performance of bids, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature incurred in the ordinary course of business consistent with past practice; (e) all matters of record, including, without limitation, reciprocal easement agreements and other encumbrances on title to real property; (f) all applicable zoning, entitlement, conservation restrictions and other land use and environmental regulations; (g) all exceptions, restrictions, easements, charges, rights-of-way and other Liens set forth in any Permits, groundwater or land use limitations or other institutional controls utilized in connection with any required environmental Remedial Actions, or other state, local or municipal franchise applicable to any of the PEP Companies or any of their respective properties which do not, individually or in the aggregate, materially interfere with the use, occupancy or operation of the Real Property as currently used, occupied and operated by the PEP Companies; (h) Liens securing the obligations of the PEP Companies under the Consignment Agreements; (i) Liens on assets that are leased; (j) Liens on intellectual property that is licensed to other Persons that, individually or in the aggregate, do not interfere materially with the operation of the business of the PEP Companies; (k) Liens related to letters of credit outstanding as of Closing that support any obligation of a PEP Company; (l) such non-monetary Liens, if any, that would not, individually or in the aggregate, materially impair the continued ownership, use and operation of the assets to which they relate; (m) Liens that will be removed at or prior to Closing and (n) Liens referred to in the Disclosure Schedule.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“Piper Letter” means that letter agreement between Piper Jaffray & Co. (“Piper Jaffray”) and the Company dated January 15, 2015, entered into in connection with this Agreement and the transactions contemplated hereby, engaging Piper Jaffray for investment banking and financial advisory fees.

“Policies” has the meaning set forth in Section 4.19.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and, with respect to any taxable period beginning on or before and ending after the Closing Date, the portion of such taxable period beginning after the Closing Date.

“Pre-Closing Tax Period” means any taxable period ending on or before the Closing Date.

“Prior Acquisition Agreements” shall mean, collectively, the (i) Stock Purchase Agreement, dated as of August 29, 2014, by and among Jeffrey L. Buck, Hastings Equity Fund, L.P. and Precision Engineered Products LLC; (ii) Asset Purchase Agreement, dated March 17, 2014, by and among Connecticut Plastics, Inc. John Rohlfs, Thomas Rohlfs and Lacey Manufacturing Holding Company, LLC (“Lacey”); (iii) Asset Purchase Agreement, dated as of October 3, 2011, by and among Boston Endo-Surgical Technologies, Inc., Robert E. Brissette, Beverly E. Brissette, David Robbins, Lacey and Precision Engineered Products LLC and (iv) Stock Purchase Agreement, dated as of April 30, 2015, by and among Joseph Fenoglio, Thomas Fenoglio, Carlos Orihuela and Precision Engineered Products LLC (“Trigon Agreement”).

“Protected Communications” means, at any time, any and all communications in whatever form, whether written, oral, video, electronic or otherwise, that shall have occurred between or among any of the PEP Companies, Seller, or any of their respective Affiliates, equity holders, directors, officers, employees, agents, advisors (including Piper Jaffrey, Lincoln and Alvarez & Marsal) and attorneys (including Adler Pollock & Sheehan P.C., Locke Lord LLP, Mayer Brown LLP or any predecessor or successor law firm of the foregoing) relating to or in connection with this Agreement, the events and negotiations leading to this Agreement, any of the transactions contemplated herein or any other potential sale or transfer of control transaction involving the PEP Companies.

“Purchase Price” has the meaning set forth in Section 2.2(a).

“Purchaser” has the meaning set forth in the introduction to this Agreement.

“Purchaser Documents” has the meaning set forth in Section 6.2.

“Purchaser Financing Information” means all financial statements or other information specified in Exhibit D to the Debt Commitment Letter (including, without limitation, in Sections 2(c)(1) and 2(d) of Exhibit D to the Debt Commitment Letter) other than the Company Financing Information.

“Purchaser Indemnification Claim” has the meaning set forth in Section 9.7(a).

“Purchaser Indemnified Parties” has the meaning set forth in Section 9.2.

“Purchaser Related Parties” has the meaning set forth in Section 9.12(b).

“Purchaser Released Parties” has the meaning set forth in Section 9.12(b).

“Purchaser R&W Insurance Policy” means the representation and warranty insurance policy provided to the Purchaser by the Purchaser R&W Insurance Provider.

“Purchaser R&W Insurance Provider” means AIG Specialty Insurance Company.

“Rate of Exchange” means, for any currency, (i) for purposes of calculating the amounts set forth in the Closing Estimate, the applicable rate of exchange to Dollars in effect on the date the Closing Estimate is delivered, as reported as the foreign exchange mid-range rate in The Wall Street Journal (Eastern edition); (ii) for purposes of calculating the amounts set forth in the Closing Statement, the applicable rate of exchange to Dollars in effect on the Closing Date, as reported as the foreign exchange mid-range rate in The Wall Street Journal (Eastern edition); and (iii) for purposes other than calculating the amounts set forth in the Closing Estimate or the Closing Statement, the applicable rate of exchange to Dollars in effect on Closing Date, as reported as the foreign exchange mid-range rate in The Wall Street Journal (Eastern edition).

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Real Property Leases” has the meaning set forth in Section 4.16(b).

“Related Party” with respect to any specified Person, means: (i) any director, executive officer, general partner or managing member of an Affiliate of such specified Person; (ii) any Person who serves or within the past five years has served as a director, executive officer, partner, member or in a similar capacity of such specified Person; (iii) any immediate family member of a Person described in clause (ii); or (iv) any other Person who holds, individually or together with any Affiliate of such other Person and any member(s) of such Person’s immediate family, more than 5% of the outstanding equity or ownership interests of such specified Person.

“Release” means any actual or threatened release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or allowing to escape or migrate into or through the environment (including, without limitation, ambient air (indoor or outdoor), surface water, groundwater, land surface, or subsurface strata or within any building, structure, facility, or fixture).

“Released Claims” has the meaning set forth in Section 9.12.

“Releasee” has the meaning set forth in Section 9.12.

“Releasor” has the meaning set forth in Section 9.12.

“Remedial Action” means all actions required by Environmental Laws to clean up, remove, treat or address any Hazardous Material in the environment at levels exceeding those allowed by applicable Environmental Laws, including pre-remedial studies and investigations or post-remedial monitoring and care.

“Representatives” means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants and other agents of such person.

“Reserved Amount” has the meaning set forth in Section 9.7(b).

“Sanctioned Person” shall mean any Person or entity listed on (a) the “Specially Designated Nationals and Blocked Persons” list maintained by the U.S. Office of Foreign Assets Control; (b) the United Nations Security Council “Consolidated List” established and maintained by the 1267 Committee; or (c) the European Commission “Consolidated list of persons, groups and entities subject to EU financial sanctions.”

“Securities Act” has the meaning set forth in Section 6.4.

“Seller” has the meaning set forth in the introduction to this Agreement.

“Seller Fundamental Representations” has the meaning set forth in Section 9.1.

“Seller Indemnified Parties” has the meaning set forth in Section 9.3.

“SERP Amount” shall mean all payments pursuant to the Precision Engineered Products LLC Supplemental Executive Retirement Plan to any current or former employees, consultants, officers, directors or managers of any PEP Company arising as a result of the transactions contemplated by this Agreement.

“Shares” has the meaning set forth in the Recitals.

“Share Sale” has the meaning set forth in the Recitals.

“Site” shall mean the Lacey facilities located at 1146 Barnum Avenue and 1105 Barnum Avenue in Bridgeport, Connecticut.

“Straddle Period” means any taxable period that begins on or before and ends after the Closing Date.

“Subsidiary” means any Person of which fifty percent (50%) or more of the outstanding voting securities or other voting equity interests are owned, directly or indirectly, by the pertinent Person.

“Survival Period” has the meaning set forth in Section 9.1.

“Tax Benefit” has the meaning set forth in Section 9.10(b).

“Tax Claim” has the meaning set forth in Section 7.9(d)(ii).

“Tax Return” means any return, declaration, report, claim for refund, estimate, information return or statement, including any schedule or attachment thereto and including any amendment thereof required to be filed in respect of any Taxes.

“Taxes” means (i) all federal, state, local or non-U.S. taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, alternative or add-on minimum, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, customs duties, fees, assessments and charges of any kind whatsoever, and (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i).

“Taxing Authority” means each national, state, provincial or local government or any governmental, administrative or regulatory authority, agency, court, commission, tribunal, body or instrumentality of any government that imposes, regulates, administers, collects or regulates the collection of Taxes in any applicable jurisdiction.

“Termination Fee” has the meaning set forth in Section 10.2.

“Third Party Claim” has the meaning set forth in Section 9.6(a).

“TJC” means The Jordan Company II, L.P.

“Transaction Tax Benefits” shall mean the Tax benefits in an amount equal to (i) the aggregate amount of the following payments to be made by the PEP Companies in connection with the transactions contemplated by this Agreement, including (a) the payment of the SERP Amount and any success or change of control bonuses, (b) the payment of the amounts to satisfy the obligations under the Piper Letter, Lincoln Letter and the Management Consulting Agreement, provided that in the case of such payments which constitute success based fees as defined in Treasury Regulation Section 1.263(a)-5(f) and Revenue Procedure 2011-29, 2011-18 I.R.B., such amount will be seventy percent (70%) of such fees, (c) the payment of travel expenses, legal fees, consulting fees, accounting expenses and related expenses in connection with the transactions contemplated by this Agreement (provided that such amount shall be the percentage of such amount set forth on Exhibit B hereto), and (d) unamortized fees and other deferred financing costs in connection with the repayment of the Credit Facilities on the Closing Date multiplied by (ii) an assumed combined marginal federal, state and local income Tax rate of forty percent (40%). An illustrative estimate of the Transaction Tax Benefits is set forth on Exhibit B hereto.

(b) Other Definitional and Interpretive Matters. Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

(i) Calculation of Time Period. When calculating the period of time before which, within which or following which any act is to be done or step taken pursuant to this Agreement, the date that is the reference date in calculating such period shall be excluded. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

(ii) Dollars. Any reference in this Agreement to “$” or “Dollars” shall mean U.S. dollars and all calculations of amounts pursuant to this Agreement that require the conversion of a non-U.S. currency to Dollars shall be at the Rate of Exchange.

(iii) Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. Purchaser acknowledges and agrees that all documents and materials deposited in the electronic data room established by the Company or its representatives in connection with the transactions contemplated by this Agreement as of one (1) Business Day prior to the Closing are deemed to have been delivered or made available to Purchaser and its Representatives.

(iv) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(v) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(vi) Herein. The words such as “herein,” “hereinafter,” “hereof,” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(vii) Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(c) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

ARTICLE II

THE SHARE SALE

2.1 Sale and Purchase of Shares. At the Closing (a) Seller shall sell, assign and transfer to Purchaser all of the Shares, free and clear of all Liens (other than restrictions on transfer arising under applicable securities Laws), and (b) Purchaser shall pay and deliver the Purchase Price to Seller and take the other actions described in this Article II.

2.2 Purchase Price.

(a) In full consideration for the transfer of the Shares, Purchaser shall pay in cash an aggregate amount (such amount, the “Purchase Price”) equal to (i) Six Hundred Fifteen Million Dollars ($615,000,000) (the “Base Price”) plus (ii) the Closing Cash plus (iii) the amount of the Transaction Tax Benefits plus (iv) (1) if there is a Closing Working Capital Excess, a positive number equal to the Closing Working Capital Excess or (2) if there is a Closing Working Capital Deficit, a negative number equal to the Closing Working Capital Deficit or (3) if there is no Closing Working Capital Excess or Closing Working Capital Deficit, zero (the “Closing Working Capital Adjustment”) minus (v) the Assumed Indebtedness and minus (vi) the amounts paid pursuant to Sections 2.2(b)(C), (D) and (E).

(b) Closing Payments. At the Closing, Purchaser will pay an amount equal to (i) the Base Price plus (ii) the Estimated Closing Cash plus (iii) the Estimated Transaction Tax Benefits plus (iv) (1) the Estimated Closing Working Capital Adjustment, if it is a positive number or (2) a negative number equal to the Estimated Closing Working Capital Adjustment, if it is a negative number or (3) if there is no Estimated Closing Working Capital Adjustment, zero, minus (v) the Estimated Assumed Indebtedness and minus (vi) the amounts paid pursuant to Sections 2.2(b)(C), (D) and (E) (the sum of such amounts, the “Estimated Purchase Price”), and will make the following disbursements in cash:

(A) to Seller, an amount equal to the Estimated Purchase Price, less the sum of the amounts paid pursuant to subsection (B) below;

(B) to the Escrow Agent, the Escrow Amount into an escrow account (the “Escrow Account”) to be held by the Escrow Agent in accordance with the terms of the Escrow Agreement;

(C) to the lenders under the Credit Facilities, an amount sufficient to pay in full the Company Indebtedness set forth in the Payoff Letter;

(D) to the Persons entitled thereto, the Company Transaction Expenses pursuant to instructions delivered to Purchaser prior to the Closing, including amounts owed under the Piper Letter, the Lincoln Letter and the Management Consulting Agreement; and

(E) to the PEP Companies, the SERP Amount, to be remitted to the applicable employees of the PEP Companies as W-2 wages through a payroll distribution in the amounts set forth on a schedule to be delivered by the Company to Purchaser prior to the Closing Date.

2.3 Purchase Price Adjustment.

(a) Estimated Statement. No fewer than three (3) days prior to the Closing Date, the Company shall prepare, or cause to be prepared, and delivered to Purchaser an estimate (the “Closing Estimate”) setting forth in reasonable detail its proposed calculation of (i) the Closing Working Capital in accordance with the Accounting Principles (the “Estimated Closing Working Capital”), (ii) the Closing Working Capital Adjustment (the “Estimated Closing Working Capital Adjustment”), (iii) the Closing Cash (the “Estimated Closing Cash”), (iv) the amount of Transaction Tax Benefits (the “Estimated Transaction Tax Benefits”), (v) the Assumed Indebtedness (the “Estimated Assumed Indebtedness”), (vi) the Company Transaction Expenses (the “Estimated Transaction Expenses”) and (vii) the Estimated Purchase Price. In addition to the foregoing, an update of Exhibits B and C shall also be provided no fewer than three (3) days prior to the Closing Date.

(b) Closing Statement. Within sixty (60) days after the Closing Date, Purchaser shall cause to be prepared and delivered to Seller a statement (the “Closing Statement”) setting forth in reasonable detail its proposed calculation of (i) the Closing Working Capital prepared in accordance with the Accounting Principles, (ii) the Closing Working Capital Adjustment, (iii) the Closing Cash, (iv) the Closing Transaction Tax Benefits, (v) the Closing Assumed Indebtedness, (vi) the Company Transaction Expenses and (vii) based on the foregoing, the Purchase Price. If Purchaser does not deliver a Closing Statement within such sixty (60)-day period, then, at the election of Seller in its sole discretion, either (1) the Actual Adjustment shall be deemed to equal zero or (2) Seller shall make any adjustments necessary to the calculation of the Estimated Purchase Price consistent with the provisions of this Article II and such determination of the Actual Adjustment shall, absent manifest error, be conclusive and binding on the parties hereto. The Closing Statement shall be prepared in good faith, and shall reasonably specify each item taken into account in Purchaser’s proposed calculation of the Purchase Price.

(c) Dispute. Within thirty (30) days following receipt by Seller of the Closing Statement, Seller shall deliver written notice to Purchaser if Seller disputes any calculation or item set forth in the Closing Statement. If Seller does not notify Purchaser of a dispute with respect to the Closing Statement within such thirty (30)-day period, such Closing Statement will be final, conclusive and binding on the parties, and the Closing Statement shall be deemed to set forth the final Closing Working Capital, Closing Working Capital Adjustment, Closing Cash, Closing Transaction Tax Benefits, Closing Assumed Indebtedness, Company Transaction Expenses and Purchase Price (the “Final Purchase Price”), in each case, for purposes of determining the Actual Adjustment. In the event of a notification of such dispute, Purchaser and Seller shall negotiate in good faith to resolve such dispute. If Purchaser and Seller, notwithstanding such good faith effort, fail to resolve such dispute within thirty (30) days after Seller advises Purchaser of its objections, then Purchaser and Seller jointly shall engage either Deloitte & Touche LLP or KPMG LLP, provided that if Deloitte & Touche LLP and KPMG LLP are unwilling or unable to accept such engagement, then Purchaser and Seller shall jointly engage another nationally or regionally recognized accounting firm that is not presently providing and has not provided either party or their Affiliates with services in the last two (2) years, as mutually agreed upon by Purchaser and Seller (the “Accounting Firm”) to resolve such dispute. As promptly as practicable thereafter, Purchaser and Seller shall each prepare and submit a presentation to the Accounting Firm regarding the differences, and only such differences, with respect to the Closing Statement. As soon as practicable thereafter, Purchaser and Seller shall cause the Accounting Firm to choose one of the parties’ positions based solely upon the presentations by Purchaser and Seller. Purchaser and Seller shall instruct the Accounting Firm to make its determination based solely on presentations by Purchaser and Seller that are in accordance with the guidelines and procedures set forth in this Agreement (i.e., not on the basis of an independent review). The fees and expenses of the Accounting Firm shall be borne by Purchaser and Seller in inverse proportion to their success on the merits in the resolution of the items in dispute. All determinations made by the Accounting Firm will be final, conclusive and binding on the parties, and not subject to any further adjustment under Article IX or otherwise. The Closing Statement shall be revised as appropriate to reflect the resolution of any objections thereto pursuant to this Section 2.3(c) and, as so revised, such Closing Statement shall be deemed to set forth the final Closing Working Capital, Closing Working Capital Adjustment, Closing Cash, Closing Transaction Tax Benefits, Closing Assumed Indebtedness, Company Transaction Expenses and Final Purchase Price, in each case, for all purposes hereunder (including the determination of the Actual Adjustment). The procedures set forth in this Section 2.3 for resolving disputes in this Section 2.3 shall be the sole and exclusive method for resolving any such dispute.

(d) Access. For purposes of complying with the terms set forth in this Section 2.3, each party shall cooperate with and make available to the other parties and their respective representatives all information, records, data and working papers prepared by such party and in such party’s possession, and shall permit access to its facilities and personnel, as may be reasonably required in connection with the preparation and analysis of the Closing Statement and the resolution of any disputes thereunder.

(e) Adjustment.

(i) If the Actual Adjustment is a negative amount, then Seller and Purchaser shall deliver a joint written authorization to the Escrow Agent within two (2) Business Days from the date on which the Purchase Price is finally determined pursuant to Section 2.3(c), authorizing the Escrow Agent to release from the Adjustment Escrow (i) to Purchaser an amount in cash equal to the absolute value of the Actual Adjustment (plus interest on such amount at the rate of 5% per annum from the Closing Date to the date of payment) and (ii) to Seller the remainder, if any, of the funds designated for the Adjustment Escrow. If the negative Actual Adjustment exceeds the amount held for the Adjustment Escrow, then such additional deficiency shall be paid to Purchaser by the Seller in the form of a release of such amount from the Indemnification Escrow. The amount payable to Purchaser after the Closing pursuant to this Section 2.3(e)(i) shall be limited solely to the available funds in the Adjustment Escrow and Indemnification Escrow.

(ii) If the Actual Adjustment is a positive amount, then, within two (2) Business Days from the date on which the Purchase Price is finally determined pursuant to Section 2.3(c), (i) Purchaser shall pay, or cause to be paid, to Seller an amount in cash equal to the Actual Adjustment (plus interest on such amount at the rate of 5% per annum from the Closing Date to the date of payment) by wire transfer of immediately available funds to an account or accounts designated in writing by Seller to Purchaser prior to the date such payment is due hereunder, and (ii) Seller and Purchaser shall deliver a joint written authorization to the Escrow Agent authorizing the Escrow Agent to release to Seller all of the funds designated for the Adjustment Escrow.

(iii) If the Actual Adjustment is zero, there will be no adjustment to the Purchase Price pursuant to this Section 2.3(e), and Seller and Purchaser shall deliver a joint written authorization to the Escrow Agent authorizing the Escrow Agent to release to Seller all of the funds designated for the Adjustment Escrow.

ARTICLE III

CLOSING

3.1 Closing Date. Subject to the satisfaction of the conditions set forth in Sections 8.1 and 8.2 hereof (or the waiver thereof by the party entitled to waive that condition), the consummation of the Share Sale as contemplated hereby (the “Closing”) shall take place at the offices of Locke Lord LLP located at 2800 Financial Plaza, Providence, RI (or at such other place as the parties may designate in writing) at 10:00 a.m. (New York time) on a date to be specified by the parties, which date shall be the later of (i) the third (3rd) Business Day after the satisfaction or waiver of the conditions to the Closing set forth in Sections 8.1 and 8.2 hereof (other than such conditions as may, by their terms, only be satisfied at the Closing or on the Closing Date), and (ii) the third (3rd) Business Day after the final day of the Marketing Period (or any earlier Business Day during the Marketing Period as may be specified by the Purchaser on no less than three (3) Business Days’ notice to the Company (it being understood that Closing during the Marketing Period shall be conditioned upon the simultaneous completion of the Debt Financing), unless another time and/or date are agreed to in writing by the parties hereto). The date on which the Closing shall be held is referred to in this Agreement as the “Closing Date”.

3.2 Deliveries by Seller. At the Closing, Seller shall deliver or cause to be delivered to Purchaser the following items:

(a) A stock certificate representing the Shares, with a duly executed stock power;

(b) A certificate of an officer of the Company, given by him or her on behalf of the Company and not in his or her individual capacity, certifying as to the resolutions of the Board of Directors of the Company authorizing this Agreement and the transactions contemplated hereby;

(c) A certificate of an officer of Seller, given by him or her on behalf of Seller and not in his or her individual capacity, certifying as to the certificate of formation and limited liability company agreement of the Seller, and resolutions of the Board of Managers of Seller authorizing this Agreement and the transactions contemplated hereby;

(d) The Escrow Agreement executed by Seller which shall be in full force and effect (assuming execution and delivery by the Escrow Agent and Purchaser);

(e) The Payoff Letter reflecting outstanding Company Indebtedness under the Credit Facilities as of the Closing Date and any necessary UCC termination statements or other releases as may be reasonably required to evidence the satisfaction of the Company Indebtedness under the Credit Facilities;

(f) Written resignations, in a form reasonably approved by the Purchaser, of the directors and elected officers (but as to officers, not in their capacity as employees) of the PEP Companies set forth on Schedule 3.2(f), to the extent such directors and officers are directors and/or officers of any PEP Company immediately prior to Closing;

(g) Certification of non-foreign status of Seller dated as of the Closing Date and complying with the requirements of Treasury Regulations Section 1.1445-2(b)(2) duly executed by Seller; and

(h) A CD containing the complete contents of the Project GIG virtual data room as of August 17, 2015 at 2:00 p.m. Eastern Time.

3.3 Deliveries by Purchaser. At the Closing, Purchaser shall deliver to Seller the following items:

(a) The Estimated Purchase Price, paid in accordance with Section 2.2 to the Persons specified by Seller in accordance therewith;

(b) A certificate of an officer of Purchaser, given by him or her on behalf of Purchaser and not in his or her individual capacity, certifying as to the resolutions of the Board of Directors of Purchaser authorizing this Agreement and the transactions contemplated hereby; and

(c) The Escrow Agreement executed by Purchaser which shall be in full force and effect (assuming execution and delivery by the Escrow Agent and Seller).

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Purchaser as of the date hereof as hereafter set forth in this Article IV. Each item disclosed in the schedules to this Agreement (the “Disclosure Schedules”) shall constitute an exception to the representations and warranties to which it makes reference and shall be deemed to be disclosed with respect to each Disclosure Schedule to this Agreement and/or representation and warranty herein given to which it relates, to the extent that it is reasonably apparent from the face of such disclosure that such disclosure is applicable to such other Disclosure Schedule. Capitalized terms used and not otherwise defined in the Disclosure Schedules shall have the meanings specified in this Agreement.

4.1 Organization and Good Standing.

(a) The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted. The Company is duly qualified or authorized to do business as a foreign corporation and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have a Material Adverse Effect.

(b) Each PEP Company, other than the Company, is a corporation or limited liability company duly organized, validly existing and in good standing under the laws of its jurisdiction of formation and has all requisite corporate or limited liability company, as applicable, power and authority to own, lease and operate its properties and to carry on its business as now conducted. Each PEP Company, other than the Company, is duly qualified or authorized to do business as a foreign corporation or limited liability company and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its properties requires such qualification or authorization, except where the failure to be so qualified, authorized or in good standing would not reasonably be expected to have a Material Adverse Effect.

4.2 Authorization of Agreement. The Company has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the consummation of the transactions contemplated by this Agreement (the “Company Documents”), and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Company Documents and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate action on the part of the Company. This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes and each Company Document when so executed and delivered will constitute a legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3 Conflicts; Consents of Third Parties.

(a) Except as set forth on Schedule 4.3(a), the execution and delivery by the Company of this Agreement or the Company Documents does not, and the consummation of the transactions contemplated hereby or thereby, or compliance by the Company with any of the provisions hereof or thereof, will not (i) conflict with or result in a violation or breach of or default under any provision of the certificate of incorporation and by-laws of the Company; (ii) require the consent, notice, or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or any event that, with or without notice or lapse of time or both, would constitute a default under, result in the acceleration of, or create in any party the right to accelerate, terminate, modify, or cancel any Material Contract to which any PEP Company or by which any of the properties or assets of any PEP Company are bound, or any Permit affecting the properties, assets or business of any PEP Company, (iii) except as set forth in Schedule 4.3(a) and subject to obtaining the HSR Approval, conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to any PEP Company, or (iv) result in the creation or imposition of any Lien other than Permitted Liens on any properties or assets of any PEP Company, other than, in the case of clause (ii), (iii) and (iv), such consents, conflicts, violations or defaults that would not reasonably be expected to materially and adversely affect the operations of the business of the PEP Companies, taken as a whole.

(b) No Consent, Order or Permit of, or declaration or filing with, or notification to, any Governmental Body is required on the part of any PEP Company in connection with the execution and delivery of this Agreement or the Company Documents or the compliance by the PEP Companies with any of the provisions hereof or thereof, or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act, and (ii) such Consents, Orders or Permits that, if not obtained, will not materially and adversely affect the Company’s ability to consummate the transactions contemplated by this Agreement.

4.4 Capitalization.

(a) The authorized and the issued and outstanding capital stock of the Company consists of the shares of capital stock set forth on Schedule 4.4(a), and no shares are held in the treasury. The capital stock set forth on Schedule 4.4(a) represents all of the issued and outstanding capital stock of the Company. All of the capital stock set forth on Schedule 4.4(a) has been duly authorized and validly issued, and are fully paid and non-assessable and was not issued in violation of any preemptive or other similar rights created by statute, the organizational documents of the Company or any other agreement to which the Company is a party or is bound. There are no other equity or debt securities of the Company authorized or issued and outstanding and there are no warrants, preemptive rights, options, calls, commitments, conversion privileges, or other agreements of any kind or character for the issuance of any capital stock of the Company, or any security convertible into, or exercisable or exchangeable for capital stock of the Company or for the repurchase, redemption or other acquisition of any capital stock of the Company. Each direct and indirect Subsidiary of the Company is listed on Schedule 4.4(b), and the Company is the sole direct or indirect owner of each PEP Company listed on Schedule 4.4(b), free and clear of all Liens, other than Permitted Liens. No PEP Company is a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the capital stock of such PEP Company.

(b) The authorized and the issued and outstanding capital stock of each Company Subsidiary, consists of the shares of capital stock set forth on Schedule 4.4(b), and no shares are held in the treasury. The capital stock set forth on Schedule 4.4(b) represents all of the issued and outstanding capital stock of each Company Subsidiary. All of the capital stock set forth on Schedule 4.4(b) has been duly authorized and validly issued, and are fully paid and non-assessable and was not issued in violation of any preemptive or other similar rights created by statute, the organizational documents of any Company Subsidiary, or any other agreement to which any Company Subsidiary is a party or is bound. There are no other equity or debt securities of any Company Subsidiary authorized or issued and outstanding and there are no warrants, preemptive rights, options, calls, commitments, conversion privileges, or other agreements of any kind or character for the issuance of any capital stock of any Company Subsidiary or any security convertible into, or exercisable or exchangeable for capital stock of any Company Subsidiary or for the repurchase, redemption or other acquisition of any capital stock of any Company Subsidiary.

4.5 Financial Statements. Attached as Schedule 4.5 are correct and complete copies of (i) the audited consolidated balance sheets of the PEP Companies as at December 31, 2013 and December 31, 2014 and the related audited consolidated statements of income and cash flows for the applicable fiscal year then ended, together with the notes and schedules thereto (the “Audited Financial Statements”) and (ii) the unaudited consolidated balance sheet of the PEP Companies as of May 31, 2015 (the “Interim Balance Sheet” and May 31, 2015 is referred to as the “Balance Sheet Date”) and the related unaudited consolidated statement of income and cash flows for the five (5)-month period then ended (such unaudited statements, including the related notes and schedules thereto, are referred to herein as the “Interim Financial Statements” and together with the Audited Financial Statements as the “Financial Statements”). Except as set forth in the notes thereto and as disclosed in Schedule 4.5, the balance sheets included in the Financial Statements fairly present, in all material respects, the consolidated financial position of the PEP Companies as of the respective dates thereof, and the other related statements included in the Financial Statements fairly present, in all material respects, the results of the consolidated operations and cash flows for the periods indicated, in each case, in accordance with GAAP applied on a consistent basis, with only such deviations from such accounting principles and/or their consistent application as are referred to in the notes to the Financial Statements or subject, in the case of the Interim Financial Statements, to normal adjustments with respect to depreciation and amortization, year-end adjustments and lack of footnotes. The Financial Statements are based on the books and records of the Company. The Company has established and maintains a system of internal controls sufficient to provide reasonable assurances that transactions are recorded in accordance with GAAP.

4.6 No Undisclosed Liabilities. Except as set forth on Schedule 4.6, as of the date hereof, the PEP Companies do not have any material liabilities required to be set forth on the consolidated balance sheets of the PEP Companies in accordance with GAAP other than those (i) that have been reflected in and adequately reserved against or otherwise described on the Interim Balance Sheet in accordance with GAAP or (ii) were not so reflected, reserved against or described, and are (A) liabilities incurred in the Ordinary Course of Business after the Interim Balance Sheet Date, (B) liabilities contemplated or permitted by this Agreement that are not material to the PEP Companies individually or in the aggregate, (C) executory obligations under any Contract, or (D) liabilities specifically incurred in connection with the transactions contemplated hereby (including Company Transaction Expenses).

4.7 Absence of Certain Developments. Except as contemplated by this Agreement or as set forth on Schedule 4.7, as of the date hereof and since the Balance Sheet Date (i) the PEP Companies have conducted their respective businesses only in the Ordinary Course of Business and they have not engaged in activities that if, taken after the date hereof would require the Purchaser’s consent pursuant to Section 7.2(b); (ii) there has not been any event, change, occurrence or circumstance that has had a Material Adverse Effect; and (iii) the PEP Companies have not suffered any material loss, damage, or destruction to any material portion of their assets, taken as a whole.

4.8 Taxes. Except as set forth on Schedule 4.8:

(a) Each PEP Company has timely filed all income and other material Tax Returns required to be filed by it, and all Taxes shown as due thereon have been paid or reserved for. Such Tax Returns are true, complete and correct in all material respects. Any requests for extensions to file such Tax Returns have been timely filed, granted and have not expired, except to the extent that such failures to file, to pay or to have extensions granted that remain in effect individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect. All Taxes required to be withheld by each PEP Company have been withheld and have been (or will be) duly and timely paid to the proper Taxing Authority. There are no Liens for Taxes upon any PEP Company’s assets, other than Permitted Liens.

(b) None of the Tax Returns filed by any PEP Company or Taxes payable by any PEP Company have been the subject of an audit, action, suit, proceeding, claim, examination, deficiency or assessment by any Taxing Authority within the past three (3) years, and no such audit, action, suit, proceeding, claim, examination, deficiency or assessment is currently pending or, to the Knowledge of the Company, threatened. None of the PEP Companies has waived any statute of limitation with respect to any Tax or agreed to any extension of time with respect to a Tax assessment or deficiency that remains outstanding.

(c) To the Knowledge of the Company, no written claim or nexus inquiry has been made by any taxing authority in any jurisdiction where any PEP Company does not file Tax Returns that it is, or may be, subject to Tax by that jurisdiction.

(d) No extensions or waivers of statutes of limitations have been given or requested with respect to any taxes of the PEP Companies.

(e) The amount of the PEP Companies’ liability for unpaid Taxes for all periods ending on or before December 31, 2014 does not, in the aggregate, exceed the amount of accruals made in accordance with GAAP for Taxes (excluding reserves for deferred Taxes) reflected on the Audited Financial Statements.

(f) All deficiencies asserted, or assessments made, against the PEP Companies as a result of any examinations by any Taxing Authority have been fully paid or otherwise fully resolved.

(g) The PEP Companies have delivered or made available to Purchaser copies of all filed federal, state, local and foreign income, franchise and similar Tax Returns, examination reports and statements of deficiencies assessed against, or agreed to by, the PEP Companies for all Tax periods ending after December 31, 2010.

(h) None of the PEP Companies is a party to, or bound by, any Tax indemnity, Tax-sharing, or Tax allocation agreement with any Person other than another PEP Company other than any Contract entered into in the ordinary course of business, the primary purpose of which does not relate to Taxes.

(i) None of the PEP Companies is a party to, or bound by, any closing agreement or offer in compromise with any Taxing Authority.

(j) No private letter rulings, technical advice memoranda, or similar agreement or rulings have been requested, entered into, or issued by or with any Taxing Authority with respect to the PEP Companies.

(k) Except for an affiliated, combined, consolidated, or unitary Tax group headed by the Company, none of the PEP Companies has been a member of any group filing an affiliated, combined, consolidated, or unitary Tax Return for any taxable period as to which the statute of limitations is still open. None of the PEP Companies has any liability for Taxes of any Person (other than the PEP Companies) under Treasury Regulations Section 1.1502-6 (or any corresponding provision of state, local or foreign Law), as transferee or successor, by contract or otherwise, except pursuant to any Contract entered into in the ordinary course of business, the primary purposes of which does not relate to Taxes.

(l) The Company is not, nor has it been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(a) of the Code.

(m) None of the PEP Companies has been a “distributing corporation” or a “controlled corporation” (within the meaning of Section 355(a)(1)(A) of the Code) in a distribution of shares qualifying for tax-free treatment under Section 355 of the Code in the two years prior to the date hereof.

(n) None of the PEP Companies is or has been a party to, or a promoter of, a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b)(2).

(o) None of the PEP Companies will be required to include any item of income in, or exclude any item of deduction from, taxable income for any Post-Closing Taxable Period as a result of any: (i) installment sale or open transaction disposition made on or prior to the Closing Date; (ii) change in method of accounting adopted on or prior to the Closing Date under Section 481(c) of the Code; (iii) prepaid amount received on or prior to the Closing Date; or (iv) election under Code §108(i) made prior to the Closing Date.

(p) Nothing in this Section 4.8 or otherwise in this Agreement shall be construed as a representation or warranty with respect to (i) the amount or availability in a taxable period (or portion thereof) beginning after the Closing Date of any net operating loss, capital loss, Tax credit carryover or other Tax attribute or asset or (ii) any Tax positions that Purchaser and its Affiliates (including the PEP Companies) may take in or in respect of a taxable period (or portion thereof) beginning after the Closing Date. Except for the representation and warranties related to Taxes made in Section 4.11 (Employee Benefit Matters), the representations and warranties set forth in this Section 4.8 are the sole and exclusive representations and warranties hereunder pertaining or relating to Tax matters, and no other representation or warranty set forth herein shall be read or construed so as to address Tax matters.

4.9 Intellectual Property.

(a) “Intellectual Property” means all of the following rights, interests, and protections, however arising, pursuant to the Laws of any jurisdiction throughout the world, including any of the following that is owned by the PEP Companies and are material to the business of the PEP Companies (“Company Intellectual Property”) and any of the following in which any of them holds exclusive or non-exclusive rights or interests granted by license from other Persons, including the Seller (“Licensed Intellectual Property”):

(i) trademarks, service marks, common law trademarks and service marks, trade names, brand names, logos, trade dress, and other proprietary indicia of goods and services, whether registered or unregistered, and all registrations and applications for registration of such trademarks, including intent-to-use applications, all issuances, extensions, and renewals of such registrations and applications and the goodwill connected with the use of and symbolized by any of the foregoing;

(ii) internet domain names, whether or not trademarks, registered in any top-level domain by any authorized private registrar or Governmental Body;

(iii) original works of authorship in any medium of expression, whether or not published, all copyrights (whether registered or unregistered), all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications;

(iv) confidential information, formulas, designs, devices, know-how, research, and development, inventions, methods, processes, compositions and other trade secrets, whether or not patentable; and

(v) patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, pending patent applications and provisional applications, and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and renewals of such patents and applications.

(b) Schedule 4.9(b) lists all Company Intellectual Property that is subject to any issuance, registration, application, or other filing by, to or with any Governmental Body or authorized private registrar in any jurisdiction (collectively, “Intellectual Property Registrations”), including registered trademarks, domain names and copyrights, issued and reissued patents, and pending applications for any of the foregoing. To the Knowledge of the Company: (i) all required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Bodies and authorized registrars, and (ii) all Intellectual Property Registrations are otherwise in good standing.

(c) Except as set forth in Schedule 4.9(c), a PEP Company owns, exclusively or jointly with other Persons, all right, title, and interest in and to the Company Intellectual Property, free and clear of Liens, other than Permitted Liens. To the Knowledge of the Company, the PEP Companies are in material compliance with all legal requirements applicable to the Company Intellectual Property and the ownership and use thereof by the PEP Companies.

(d) Schedule 4.9(d) lists all material licenses, sublicenses and other agreements (other than off-the-shelf software licenses) whereby any of the PEP Companies is granted rights, interests and authority, whether on an exclusive or non-exclusive basis, with respect to any Licensed Intellectual Property that is primarily used in the current business or operations by the PEP Companies.

(e) To the Knowledge of the Company, the Company Intellectual Property as currently owned, licensed, or used by the PEP Companies, and the PEP Companies’ conduct of their business as currently conducted do not infringe, violate or misappropriate the Intellectual Property of any Person. None of the PEP Companies has received any written notice, and, to the Knowledge of the Company, no Legal Proceeding has been instituted, settled, or threatened in writing that alleges any such infringement, violation, or misappropriation.

(f) Schedule 4.9(f) lists all licenses, sublicenses and other agreements pursuant to which the PEP Companies grants rights or authority to any Person with respect to any Company Intellectual Property or Licensed Intellectual Property, other than non-exclusive licenses issued in the Ordinary Course of Business pursuant to Contracts with customers. To the Knowledge of the Company, since January 1, 2014, no Person has infringed, violated, or misappropriated, and no Person is infringing, violating, or misappropriating, any Company Intellectual Property, in each case, in any material respect.

4.10 Material Contracts.

(a) Schedule 4.10 lists the following Contracts to which a PEP Company is a party or by which it is bound (collectively, the “Material Contracts”) as of the date hereof, a copy of each of which has been made available to Purchaser:

(i) Contracts relating to the licensing of material Intellectual Property by any PEP Company to a third party or by a third party to any PEP Company and all other agreements affecting any PEP Company’s ability to use or disclose any material Intellectual Property, in each case, other than (A) licenses for commercially available, off the shelf software used by the PEP Companies or (B) agreements entered into by the PEP Companies with customers in the Ordinary Course of Business;

(ii) Contracts with any labor union or association representing any Business Employee;

(iii) Contracts for the pending sale of any of the assets of any PEP Company other than in the Ordinary Course of Business, for consideration in excess of $1,000,000;

(iv) Contracts relating to the borrowing of money, or the making of any loans, in each case involving amounts in excess of $500,000;

(v) management agreements or Contracts for the employment of any director, officer, Business Employee or other Person on a full-time, part-time, consulting or other basis (A) providing annual base cash compensation in excess of $200,000, (B) providing for the payment of any cash or other compensation or benefits upon the consummation of the transactions contemplated hereby or (C) containing noncompete, nondisclosure, or confidentiality provisions (other than customer Contracts entered into the Ordinary Course of Business);

(vi) Contracts for services or Contracts for the purchase, rental or use of real property or personal property, including equipment, vehicles, and other personal property or fixtures, in each case pursuant to which a PEP Company has ongoing or future payment obligations of greater than $1,000,000 annually, except for any such Contracts that can be terminated without penalty with less than ninety (90) days prior written notice;

(vii) Contracts restricting any PEP Company from engaging in any line of business or competing with any Person or in any geographical area;

(viii) Contracts with a term of at least one (1) year or more that can be terminated upon ninety (90) days (or less) written notice which are reasonably anticipated to account for at least $2,000,000 in gross revenues in either calendar year 2015 or 2016;

(ix) all Contracts that require any PEP Company to purchase its total requirements of any product or service from a third party or that contain “take or pay” provisions;

(x) all Contracts that provide for non-Ordinary Course of Business indemnification by any PEP Company of any Person or the non-Ordinary Course of Business assumption of any Tax, environmental, or other liability of any Person, which, for avoidance of doubt, exclude all customer agreements, supply agreements, and purchase orders;

(xi) all Contracts that relate to the acquisition or disposition of any business, a material amount of stock, or material amount of assets of any other Person or any real property (whether by merger, sale of stock, sale of assets or otherwise), that were consummated after January 1, 2014 other than in the ordinary course of business;

(xii) all non-Business Employee broker, distributor, dealer, manufacturers’ representative, franchise, agency, sales promotion, market research, market consulting or advertising Contracts under which any PEP Company will have an obligation to make payments after the Closing;

(xiii) all Contracts with any Governmental Body;

(xiv) all Contracts that provide for any joint venture, partnership, or similar arrangement by any PEP Company;

(xv) all Contracts between or among any PEP Company on the one hand and any Affiliate, any Related Party, any shareholder of the Company or any Affiliate of any shareholder (other than the Company) on the other hand, but excluding all agreements relating to employment; and

(xvi) the Real Property Leases.

(b) Each Material Contract is valid and binding on a PEP Company, as applicable, in accordance with its terms, assuming that such Material Contract is valid and binding on the other parties thereto, and is in full force and effect. None of the PEP Companies or, to the Knowledge of the Company, any other party thereto, is in breach of or default under in any material respect, or has provided or received any written notice of any intention to terminate, any Material Contract. In the last three (3) years, there has been no default under any Material Contract by any of the PEP Companies, as applicable, and no termination thereof by the other party thereto has occurred, in each case except for such breaches, defaults, events and occurrences as to which requisite waivers or consents have been obtained or which would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of the PEP Companies, taken as a whole. Complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and waivers thereunder) have been made available to the Purchaser.

4.11 Employee Benefit Matters.

(a) Schedule 4.11(a) contains a true and complete list of each Company Benefit Plan.

(b) With respect to each Company Benefit Plan, the Company has made available to Purchaser accurate, current, and complete copies of each of the following: (i) where the Company Benefit Plan has been reduced to writing, the plan document together with all amendments; (ii) where the Company Benefit Plan has not been reduced to writing, a written summary of all material plan terms; (iii) where applicable, copies of any trust agreements or other funding arrangements; (iv) copies of the most recent summary plan descriptions and summaries of material modifications, employee handbooks; (v) in the case of any Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code, a copy of the most recent determination, opinion or advisory letter from the Internal Revenue Service; (vi) in the case of any Company Benefit Plan for which a Form 5500 is required to be filed, a copy of the most recently filed Form 5500, with schedules attached; (vii) actuarial valuations and reports related to any Company Benefit Plans with respect to the two (2) most recently completed plan years; and (viii) copies of material notices, letters, or other correspondence from the Internal Revenue Service, Department of Labor, or Pension Benefit Guaranty Corporation relating to the Company Benefit Plan that are dated within the three (3) years immediately preceding the date hereof.

(c) Except as set forth in Schedule 4.11(c), each Company Benefit Plan has been established, administered and maintained in all material respects in accordance with its terms and in compliance with all applicable Laws (including ERISA, the Code and the Patient Protection and Affordable Care Act of 2010 and the regulations issued thereunder). Each Company Benefit Plan that is intended to be qualified under Section 401(a) of the Code (a “Qualified Benefit Plan”) has received a favorable and current determination letter from the Internal Revenue Service, or with respect to a prototype plan, can rely on an opinion letter from the Internal Revenue Service to the prototype plan sponsor, to the effect that such Qualified Benefit Plan is so qualified and that the plan and the trust related thereto are exempt from federal income taxes under Sections 401(a) and 501(a), respectively, of the Code, and to the Knowledge of the Company, nothing has occurred that would reasonably be expected to adversely affect the qualified status of the Plan. To the Knowledge of the Company, nothing has occurred with respect to any Company Benefit Plan that has subjected or would reasonably be expected to subject the Company or, with respect to any period on or after the Closing Date, Buyer, or any of its Affiliates, to a penalty under Section 502 of ERISA or to tax or penalty under Section 4975 or 4980H of the Code. Except as set forth in Schedule 4.11(c), all benefits, contributions, and premiums due under any Company Benefit Plan have been timely paid in accordance with the terms of such Company Benefit Plan and all applicable Laws and accounting principles, and all benefits accrued under any unfunded Company Benefit Plan have been paid, accrued or otherwise adequately reserved to the extent required by, and in accordance with, GAAP.

(d) Except as set forth in Schedule 4.11(d), with respect to each Company Benefit Plan (i) no such plan is a multiemployer plan within the meaning of Section 3(37) of ERISA and the Company and its ERISA Affiliates have not participated in such multiemployer plan within the last five (5) years; (ii) no such plan is a “multiple employer plan” within the meaning of Section 413(c) of the Code or a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA); and (iii) no such plan is subject to Title IV of ERISA or the minimum funding standards of Section 302 of ERISA or Section 412 of the Code and the Company and its ERISA Affiliates have not participated in such a plan within the last five (5) years.

(e) None of the PEP Companies has made any representations to any employee, officer, director, independent contractor, or consultant, whether or not legally binding, to adopt, amend, or modify any Company Benefit Plan or any collective bargaining agreement, in connection with the consummation of the transactions contemplated by this Agreement or otherwise.

(f) Except as set forth in Schedule 4.11(f), there is no pending or, to Knowledge of the Company, threatened Legal Proceeding relating to a Company Benefit Plan (other than routine claims for benefits), and no Company Benefit Plan has within the three (3) years before the date hereof been the subject of an examination or audit by a Governmental Body or the subject of an application or filing under or is a participant in, an amnesty, voluntary compliance, self-correction, or similar program sponsored by any Governmental Body.

(g) Except as set forth in Schedule 4.11(g), neither the execution of this Agreement nor any of the transactions contemplated by this Agreement will (either alone or upon the occurrence of any additional or subsequent events): (i) entitle any current or former director, officer, employee, independent contractor, or consultant of any PEP Company to severance pay, or any other payment; (ii) accelerate the time of payment, funding, or vesting, or increase the amount of compensation due to any such individual; (iii) limit or restrict the right of any PEP Company to merge, amend, or terminate any Company Benefit Plan; (iv) increase the amount payable under or result in any other material obligation pursuant to any Company Benefit Plan; or (v) result in “excess parachute payments” within the meaning of Section 280G(b) of the Code.

(h) Except as set forth in Schedule 4.11(h) and other than as required under Section 601 et. seq. of ERISA or other applicable Law, no Company Benefit Plan provides post-termination or retiree welfare benefits to any individual for any reason, and neither the Company nor any of its ERISA Affiliates has any liability to provide post-termination or retiree welfare benefits to any individual or ever represented, promised or contracted to any individual that such individual would be provided with post-termination or retiree welfare benefits.

(i) Each Company Benefit Plan that is subject to Section 409A of the Code has been maintained in both form and operation in all material respects in compliance with such section and all applicable regulatory guidance (including notices, rulings and proposed and final regulations).

(j) The Company has extended offers of medical coverage for the 2015 plan year under an eligible employer-sponsored plan to a sufficient number of full-time employees, as defined in the Patient Protection and Affordable Care Act of 2010 and the regulations issued thereunder, in a manner such that the Company will not be subject to assessable payments under Section 4980H of the Code.

4.12 Labor; Business Employees. With respect to the Business Employees:

(a) Except as set forth on Schedule 4.12(a), no PEP Company is a party to any labor or collective bargaining agreement.

(b) There are no (i) strikes, work stoppages, work slowdowns or lockouts existing or, to the Knowledge of the Company, threatened in writing against or involving the Business Employees, or (ii) unfair labor practice charges, grievances or complaints pending or, to the Knowledge of the Company, threatened in writing by or on behalf of any Business Employee or group of Business Employees, except in each case as would not reasonably be expected to have a Material Adverse Effect.

(c) Attached as Schedule 4.12(c) is a list as of the date hereof of (i) all Business Employees whose base salary is in excess of $200,000 or whose aggregate wages (on an annualized basis through December 31, 2014) exceed $250,000, and (ii) such Business Employees’ rate of base salary or hourly wage compensation as of the date hereof.

(d) Except as listed in Schedule 4.12(d), to the Knowledge of the Company, each of the PEP Companies has correctly classified all Persons providing services to the PEP Companies as common law employees where required to do so and has no liability or obligations, including under or on account of a Company Benefit Plan, arising out of the hiring of Persons to provide services to the Company and treating such Persons as consultants, independent contractors or other non-employees and not as common law employees of the each of the PEP Companies.

4.13 Litigation.

(a) Except as set forth on Schedule 4.13(a), as of the date hereof, there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened in writing (a) against or by any PEP Company affecting any of its properties or assets or (b) against or by any PEP Company that challenges or seeks to prevent or enjoin the transactions contemplated by this Agreement.

(b) Except as set forth in Schedule 4.13(b), as of the date hereof, there are no outstanding Orders and, to the Knowledge of the Company, no unsatisfied judgments, penalties or awards against or affecting the PEP Companies or any of their properties or assets. Each of the PEP Companies is in compliance with the terms of each Order set forth in Schedule 4.13(b). No event has occurred or circumstances exist that may constitute or result in (with or without notice or lapse of time) a violation of any such Order.

4.14 Compliance with Laws; Permits.

(a) The PEP Companies are in compliance in all respects with all Laws of any Governmental Body applicable to its businesses or operations, except for such noncompliance as would not be, individually or in the aggregate, materially adverse to the PEP Companies. To the Knowledge of the Company, since January 1, 2012, no PEP Company has received any written notice of or been charged with the material violation of any Laws.

(b) Schedule 4.14(b) lists all Permits held by a PEP Company which are material to the business of the PEP Companies, taken as a whole. As of the date hereof, the PEP Companies currently have all Permits which are material for the operation of their businesses as presently conducted. Since January 1, 2012, none of the PEP Companies has received any written notice from any Governmental Body of any suspension, modification, revocation, cancellation or non-renewal of any such Permit. None of such Permits will be terminated or become terminable as a result of the transactions contemplated by this Agreement.

(c) The PEP Companies hold all necessary product registrations required by any Governmental Body, including but not limited to the Food and Drug Administration (the “FDA”), and all such product registrations are valid and in full force and effect. To the Company’s Knowledge, no event has occurred that would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any product registration of any PEP Company. The PEP Companies have completed and filed all reports, documents, claims, permits and notices required by the FDA and any other Governmental Body in order to maintain any applicable product registration. To the Company’s Knowledge, all such reports, documents, claims, permits and notices were complete and accurate in all material respects on the date filed (or were corrected in or supplemented by a subsequent filing). In the past three (3) years, no PEP Company has received any warning letter or written notice from the FDA or any other Governmental Body regarding inappropriate advertising or marketing, except as would not, individually or in the aggregate, have a Material Adverse Effect. All regulatory fees associated with the PEP Companies’ products have been timely paid by the PEP Companies.

(d) The PEP Companies have not voluntarily or involuntarily initiated or caused to be initiated any recall “dear doctor” letter relating to an alleged lack of safety, efficacy or regulatory compliance of any FDA-regulated product. The PEP Companies have not received any written notice that the FDA has:

(i) commenced, or threatened to initiate, any action to request the recall of any FDA-regulated product;

(ii) commenced, or threatened to initiate, any action to enjoin manufacture or distribution of any FDA-regulated product; or

(iii) issued any demand letter, finding of deficiency or non-compliance or adverse-inspection report (including any FDA Form 483s, FDA Notices of Adverse Findings, Untitled Letters or Warning Letters) with respect to any FDA-regulated product, except as would not be material with respect to the products and any assets of the PEP Companies.

4.15 Environmental Matters. The representations and warranties set forth in this Section 4.15 are the sole and exclusive representations and warranties hereunder pertaining or relating to any environmental, health or safety matters, including any arising under any Environmental Laws, and no other representation or warranty set forth herein shall be read or construed as to address environmental, health or safety matters. Except as set forth on Schedule 4.15:

(a) the operations of the PEP Companies are in compliance with all applicable Environmental Laws applicable to their operations at and occupation of the Real Property, which compliance includes obtaining, maintaining and complying with any Permits required under applicable Environmental Laws necessary to operate its business;

(b) none of the PEP Companies is the subject of any outstanding Order of any Governmental Body respecting (i) Environmental Laws, (ii) Remedial Action or (iii) any Release or threatened Release of a Hazardous Material;

(c) none of the PEP Companies has received written notice from any Governmental Body regarding any actual or alleged violation of or liability under Environmental Law;

(d) the PEP Companies are not subject to any pending or, to the Knowledge of the Company, threatened claim alleging that the PEP Companies may be in violation of any Environmental Law or may have any liability under any Environmental Law;

(e) to the Knowledge of the Company, there are no pending or threatened investigations of the business of any PEP Company, or any currently or previously owned or leased property of any PEP Company under Environmental Laws, which would reasonably be expected to result in such PEP Company incurring any material liability pursuant to any Environmental Law as a result of any action taken by any PEP Company;

(f) No real property currently or formerly owned, operated or leased by the PEP Companies is listed on, or, to the Knowledge of the Company, has been proposed for listing on, the National Priorities List (or CERCLIS) under CERCLA, or any similar state, national, or foreign list;

(g) There has been no Release of Hazardous Materials in respect to the business or assets of any PEP Company or any real property currently or, to the Knowledge of the Company, formerly owned, operated, or leased by any PEP Company which has resulted in the presence of Hazardous Materials at any property at levels above the relevant state or federal cleanup guidelines for industrial properties; and no PEP Company has received an Environmental Notice or Environmental Claim that any real property currently or formerly owned, operated, or leased in connection with the business any PEP Company (including soils, groundwater, surface water, buildings, and other structure located on any such real property), or any location to which any PEP Company arranged for the disposal of Hazardous Materials, wastes or residuals has been contaminated with any Hazardous Material which would reasonably be expected to result in an Environmental Claim against, a Material Adverse Effect on, or a violation of Environmental Law by any PEP Company; and

(h) The Company has provided or otherwise made available to Purchaser any and all environmental reports, studies, audits, records, sampling data, site assessments, risk assessments, economic models and other similar documents with respect to the business or assets of the PEP Companies or any currently or formerly owned, operated, or leased real property which are in the possession or control of any PEP Company related to compliance with Environmental Laws, Environmental Claims, or an Environmental Notice or the Release of Hazardous Materials.

(i) Neither of the Leased Real Properties located at 1264 Old Colony Road and 1268 Old Colony Road Wallingford, CT is an “establishment” as defined by the CT Act.

4.16 Real Property; Personal Property.

(a) Owned Real Property. A PEP Company owns each parcel of real property set forth on Schedule 4.16(a) (the “Owned Real Property”). A PEP Company holds good and marketable fee simple title to the Owned Real Property, free and clear of all Liens, other than Permitted Liens. The Owned Real Property is not subject to any option, lease, license, sublease or other occupancy agreement granting to any third party any right to use, occupy or enjoy any portion of the Owned Real Property or to obtain title to any portion of the Owned Real Property. To the Knowledge of the Company, no condemnation, requisition or taking by any public authority has been threatened in writing, and no PEP Company has received any written notice of any such condemnation, requisition or taking by a Governmental Body with respect to any part of the Owned Real Property that is material to the PEP Companies or the PEP Companies’ operation or use of such Owned Real Property (as currently operated or used). All improvements on the Owned Real Property constructed by or on behalf of any PEP Company were constructed, to the Knowledge of the Company, in compliance in all material respects with applicable Laws affecting such Owned Real Property. Each Owned Real Property is, to the Knowledge of the Company, structurally sound with no known material structural defects, in adequate operating condition and repair in all material respects (normal wear and tear excepted) and is sufficient for the operation of the PEP Companies, as such Owned Real Property is currently being operated by the PEP Companies.

(b) Leased Real Property. (i) Schedule 4.16(b) includes a complete and accurate list of all the real estate used by any PEP Company (the “Leased Real Property”) as of the date hereof, all of which is held under real property leases (the “Real Property Leases”). A PEP Company has a valid leasehold interest in all Leased Real Property. Schedule 4.16(b) includes a list of all of the Real Property Leases, copies of which have been made available to Purchaser. To the Knowledge of the Company, as of the date hereof, the PEP Companies’ activities conducted on the Leased Real Property are not in material violation of, or in material conflict with, any applicable zoning regulations or ordinances, except where such conflict or violation would not reasonably be expected to have a material adverse effect on the ownership, use or operation of each parcel of the Leased Real Property; and (ii) as of the date hereof, all the Real Property Leases are in full force and effect, and are valid and enforceable in accordance with their respective terms, except as such enforceability may be limited by applicable bankruptcy, insolvency, moratorium, reorganization or similar laws in effect which affect the enforcement of creditors’ rights generally and by limitations on the availability of equitable remedies and by equitable principles, and except as would not reasonably be expected to have a material adverse effect on the operations of the PEP Companies, taken as a whole. As of the date hereof, there exist no defaults on the part of any PEP Company under any Real Property Lease nor any state of facts which, upon notice or lapse of time, or both, would constitute a default under any Real Property Lease that would give the other party or parties the right to terminate such Real Property Lease.

(c) Information Regarding Real Property. Schedule 4.16(c) lists (i) the street address of each parcel of Real Property; and (ii) whether such property is owned by a PEP Company or leased or subleased by a PEP Company (as lessee or sublessee). With respect to owned Real Property; (A) the Company has delivered or made available to Purchaser true, complete, and correct copies of the deeds and other instruments (as recorded), which to the Knowledge of the Company are in the possession of the Company as of the date hereof, by which the applicable PEP Company acquired such Real Property, and (B) copies of all of the most recent title insurance policies, opinions, abstracts, and surveys which to the Knowledge of the Company are in the possession of the Company as of the date hereof and relate to such Real Property. Except as set forth on Schedule 4.16(c), none of the PEP Companies is a sublessor or grantor under any sublease or other instrument granting to any other Person any right to the possession, lease, or occupancy of any Leased Real Property. To the Knowledge of the

Company the use and operation of the Real Property by the PEP Companies does not violate in any material respect any Law, covenant, condition, restriction, easement, license, permit, or agreement (whether binding on the PEP Companies, the Real Property, or the owner of the same). To the Knowledge of the Company, no improvements constituting a part of the Real Property encroach on real property owned or leased by a Person other than a PEP Company. There are no Legal Proceedings pending nor, to Knowledge of the Company, threatened in writing against the owned Real Property or any portion thereof in the nature or in lieu of condemnation or eminent domain proceedings.

(d) Personal property. The PEP Companies have (in the case of owned properties and assets) good and valid title to or (in the case of leased assets) a valid leasehold interest in, all of the tangible personal properties and assets reflected in the Financial Statements as being owned by the PEP Companies or thereafter acquired, free and clear of all Liens except for Permitted Liens, excluding properties and assets sold or disposed of by the PEP Companies since the date of the Financial Statements in the Ordinary Course of Business.

4.17 Financial Advisors. Except for Piper Jaffrey, Lincoln, TJC and Nautic, no Person has acted, directly or indirectly, as a broker or finder for the PEP Companies in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment from Purchaser in respect thereof.

4.18 Banks. Schedule 4.18 lists as of the date hereof the names and locations of all banks in which any PEP Company has accounts or safe deposit boxes and the names of all persons authorized to draw thereon or to have access thereto.

4.19 Insurance. Schedule 4.19 lists all material insurance policies and fidelity bonds for the current policy year maintained by any PEP Company as of the date hereof, with respect to the PEP Companies’ businesses (the “Policies”). Except as set forth on Schedule 4.19, to the Knowledge of the Company, no PEP Company is in material default with respect to the Policies. During the last three (3) years, the PEP Companies have not received any written notice of a cancellation with respect to any of the Policies. There are no claims by any PEP Company under any of the Policies or bonds pending under any of the Policies for amounts in excess of $250,000. During the last three (3) years, the Company has not defaulted on any payment obligations pursuant to any of the Policies. All premiums with respect to the Policies covering all periods up to and including the date hereof have or will be paid as of the Closing Date.

4.20 Transactions with Affiliates, Related Parties and Others. Except as set forth in Schedule 4.20 or with respect to any amounts to be repaid or Contracts to be terminated at Closing, no PEP Company has any liabilities for indebtedness for borrowed money owing to any Affiliate, Related Party, stockholder, consultant or Business Employee of such Person (except for amounts due as normal salaries, wages, benefits or reimbursements of ordinary business expenses). Except with respect to any amounts to be repaid at Closing as set forth on Schedule 4.20, no Affiliate, Related Party, stockholder, consultant or Business Employee of any PEP Company now has, or on the

Closing Date will have, any liability for any indebtedness for borrowed money owing to any PEP Company except for ordinary business expense advances. Except as set forth in Schedule 4.20, no Related Party, shareholder, consultant, Business Employee or Affiliate of any PEP Company or any entity which any such Person or individual owns any beneficial interest, is a party to any Contract or other transaction with any PEP Company that will survive Closing, or has any material interest in any property used by any PEP Company (including any Intellectual Property).

4.21 Anti-Bribery.

(a) During the past five (5) years, none of the PEP Companies or any of their officers, directors, or employees to the Knowledge of the Company, any agent, distributor or other Person acting on behalf of any PEP Company, has, directly or indirectly, used any corporate funds for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, made any unlawful payment to foreign or domestic government officials or employees or made any bribe, rebate, payoff, influence payment, kickback or other similar unlawful payment, or taken any action which would cause it to be in violation of any Anti-Corruption or Anti-Bribery Law.

(b) There are no pending or threatened (in writing) claims, charges, investigations, settlements, civil or criminal enforcement actions, lawsuits, or other court actions against the PEP Companies, with respect to any Anti-Corruption or Anti-Bribery Law.

(c) The PEP Companies have established and maintain reasonable policies appropriate to the requirements of any applicable Anti-Corruption or Anti-Bribery Law.

4.22 Export Controls; Economic Sanctions.

(a) Each one of the PEP Companies is, and for the past five (5) years has been in compliance in all material respects with all applicable Laws governing the export of products, technology, technical data and services (“Export Control Laws”), including, without limitation, (i) the Export Administration Regulations (including the anti-boycott regulations contained therein) and Foreign Trade Regulations administered by the United States Department of Commerce; (ii) the International Traffic in Arms Regulations administered by the United States Department of State; (iii) those administered by the Office of Foreign Assets Control (“OFAC”) of the United States Department of the Treasury; and (iv), to the Knowledge of the Company, export control laws and regulations imposed by any country in which any PEP Company operates.

(b) No director or officer of a PEP Company, or to the Knowledge of the Company, any employee of any PEP Company is a Sanctioned Person.

(c) None of the PEP Companies is, or during the past five (5) years has been involved in business arrangements or otherwise engaged in transactions with or involving countries subject to economic or trade sanctions imposed by the United States Government or with or involving a Sanctioned Person.

(d) Each PEP Company has obtained all export permits, licenses, and authorizations required for export of goods and/or technology from relevant jurisdictions.

(e) During the past five (5) years, none of the PEP Companies has been denied export privileges or debarred or suspended from participating directly or indirectly in the export of defense articles, including technical data, or in the furnishing of defense services, for which a license or approval for export would be required under applicable Law and, to the Knowledge of the Company, no circumstances exist that are reasonably likely to result in the denial of any such export privileges.

(f) During the past five (5) years, none of the PEP Companies has made any voluntary disclosure to any Governmental Body related to violations (potential or actual) of any Export Control Law, and, to the Knowledge of the Company, there is no circumstance or event that requires, or with the passing of time may require, such a voluntary disclosure to be made.

(g) During the past five (5) years, none of the PEP Companies is, nor has it been, the subject of any investigation, inquiry or enforcement proceedings by any Governmental Body related to violations of Export Control Laws; and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, inquiry, or proceedings.

4.23 Import Matters. With respect to the business of the PEP Companies:

(a) each PEP Company is and has been in compliance in all material respects with all applicable Laws governing the importation of products, technology, technical data and services (collectively, “Import Laws”), including but not limited to obtaining any import permits, licenses, and authorizations required for import of goods and/or technology, and has paid (or accrued for) all import duties, fees and charges of any kind;

(b) None of the PEP Companies has made any voluntary disclosure to any Governmental Body related to violations (potential or actual) of any Import Law, and, to the Knowledge of the Company, there is no circumstance or event that requires, or with the passing of time may require, such a voluntary disclosure to be made.

(c) None of the PEP Companies is, nor has it been, the subject of any investigation, inquiry or enforcement proceedings by any Governmental Body related to violations of Import Laws and, to the Knowledge of the Company, there are no circumstances likely to give rise to any such investigation, inquiry or proceedings.

4.24 Customers and Suppliers.

(a) Schedule 4.24(a) sets forth a complete and accurate list of the twenty (20) largest customers (for the purposes of this Section 4.24, after aggregating the purchases of Affiliated entities) of the PEP Companies based on net sales during the fiscal year ended December 31, 2014 (the “Material Customers”).

(b) Schedule 4.24(b) sets forth a complete and accurate list of the ten (10) largest suppliers of the PEP Companies based on net expenditures during the fiscal year ended December 31, 2014 (such suppliers, together with Mitsubishi International Corporation and Umicore Precious Metals NJ, LLC, collectively, the “Material Suppliers”).

4.25 Conflict Materials. To the Knowledge of the Company, no Conflict Minerals are necessary to the functionality or production of or are used in the production of any product of the Company or any product currently proposed to be manufactured by any PEP Company or on its behalf in the future. “Conflict Minerals” means: (a) columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which originate in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo; and (b) any other mineral or its derivatives, the exploitation and trade of which is determined by the Secretary of State of the United States to be financing conflict in the Democratic Republic of the Congo or a country that shares an internationally recognized border with the Democratic Republic of the Congo.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents to Purchaser as follows:

5.1 Organization and Good Standing. It is a limited liability company duly formed, validly existing and in good standing under the laws of Delaware and has all requisite limited liability company power and authority to own the Shares and to carry on its business as now conducted.

5.2 Authorization of Agreement. It has all requisite power, authority and legal capacity to execute and deliver this Agreement and each other agreement, document, or instrument or certificate contemplated by this Agreement or to be executed in connection with the consummation of the transactions contemplated by this Agreement, and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby and thereby have been duly authorized by all limited liability company action on the part of Seller. This Agreement has been and will be at Closing, duly and validly executed and delivered by Seller, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes the legal, valid and binding obligation of Seller, enforceable against Seller in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

5.3 Conflicts; Consents of Third Parties.

(a) None of the execution and delivery by Seller of this Agreement, the consummation of the transactions contemplated hereby, or compliance by Seller with any of the provisions hereof, will conflict with, or result in any violation of or default (with or without notice or lapse of time, or both) under, any provision of (i) the certificate of formation or operating agreement of Seller; (ii) any Permit or Order of any Governmental Body applicable to Seller or by which any of the properties or assets of Seller are bound; (iii) any Law applicable to Seller, or any Contract by which Seller is bound.

(b) No Consent, Order or Permit of, or declaration or filing with, or notification to, any Governmental Body is required on the part of Seller in connection with the execution and delivery of this Agreement or the compliance by Seller with any of the provisions hereof, or the consummation of the transactions contemplated hereby, except for compliance with the applicable requirements of the HSR Act.

(c) There are no Legal Proceedings pending, or, to the knowledge of Seller, threatened in writing, against Seller or any of its officers or directors (in their capacities as such) that challenges the validity or enforceability of this Agreement or the Company Documents or seeks to enjoin or prohibit consummation of, or seek other material equitable relief with respect to, the transactions contemplated by this Agreement or the Company Documents or that would reasonably be expected to impair or delay Seller’s ability to consummate the transactions contemplated by this Agreement. Seller is not subject to any Order that directly relates to any PEP Company or any of their respective assets.

5.4 Ownership. Seller is the record and beneficial owner of all of the Shares, free and clear of any and all Liens (other than restrictions on transfer arising under applicable securities Laws).

5.5 Financial Advisors. Except for Piper Jaffrey, Lincoln, TJC and Nautic, no Person has acted, directly or indirectly, as a broker or finder for Seller in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as follows:

6.1 Organization and Good Standing. Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to own, lease and operate properties and carry on its business.

6.2 Authorization of Agreement. Purchaser has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by Purchaser in connection with the consummation of the transactions contemplated hereby and thereby (the “Purchaser Documents”), and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by Purchaser of this Agreement and each Purchaser Document have been duly authorized by all requisite corporate action on behalf of Purchaser. This Agreement has been, and each Purchaser Document will be at or prior to the Closing, duly executed and delivered by Purchaser and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each Purchaser Document when so executed and delivered will constitute, the legal, valid and binding obligation of Purchaser, enforceable against Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

6.3 Conflicts; Consents of Third Parties.

(a) The execution and delivery by Purchaser of this Agreement or the Purchaser Documents does not, and the consummation of the transactions contemplated hereby or thereby, or compliance by Purchaser with any of the provisions hereof or thereof will not, (i) conflict with or result in a violation or breach of, or default under, any provision of the certificate of incorporation or by-laws, of Purchaser; (ii) subject to HSR Approval, conflict with or result in a violation or breach of any provision of any Law or Order applicable to Purchaser; or (iii) except as set forth on Schedule 6.3 require the consent, notice or other action by any Person under any Contract to which Purchaser is a party; provided, however, that no representation or warranty is made in the foregoing clauses (ii) or (iii) with respect to matters that would not, individually or in the aggregate, reasonably be expected to be material to the operation of the business of Purchaser.

(b) No Consent, Order or Permit of, or declaration or filing with, or notification to, any Governmental Body is required on the part of Purchaser in connection with the execution and delivery of this Agreement or the Purchaser Documents or the compliance by Purchaser with any of the provisions hereof or thereof or the consummation of the transactions contemplated hereby or thereby, except for (i) compliance with the applicable requirements of the HSR Act or (ii) Consents, Orders or Permits that, if not obtained, would not reasonably be expected to impair Purchaser’s ability to consummate the transactions contemplated hereby.

6.4 Investment Intention. Purchaser is acquiring the PEP Companies pursuant to the Share Sale for its own account, for investment purposes only and not with a view to the distribution (as such term is used in Section 2(11) of the Securities Act of 1933, as amended (the “Securities Act”)) of the PEP Companies’ capital securities. Purchaser understands that the Shares have not been registered under the Securities Act and cannot be sold under the Securities Act unless subsequently registered under the Securities Act or an exemption from such registration is available. Purchaser has such knowledge and experience in financial and business matters and investments in general that make it capable of evaluating the merits and risks of this Agreement. Purchaser acknowledges that it has been afforded: (a) the opportunity to ask such questions as it has deemed necessary of, and to receive answers from, representatives of the PEP Companies concerning the merits and risks of investing in the PEP Companies; (b) access to information about the PEP Companies, their results of operations, financial condition and cash flow, and their businesses generally, in each case sufficient to Purchaser’s satisfaction to enable Purchaser to evaluate whether or not to proceed with the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby; and (c) the opportunity to obtain such additional information that Purchaser believes is necessary to make an informed investment decision with respect to the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. Purchaser is an “accredited investor” within the meaning of Regulation D promulgated under the Securities Act. Notwithstanding the foregoing, nothing in this Section 6.4 is intended to modify or amend any of the representations and warranties in Articles IV and V or affect Purchaser’s reliance thereon.

6.5 Financial Advisors. Except as set forth on Schedule 6.5 hereto, no Person has acted, directly or indirectly, as a broker, finder or financial advisor for Purchaser in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment in respect thereof.

6.6 Debt Financing.

(a) Purchaser has delivered to the Company a true and correct copy of an executed debt commitment letter addressed to Purchaser from KeyBanc Capital Markets, Inc., KeyBank National Association, SunTrust Bank, SunTrust Robinson Humphrey Inc., Regions Bank and Regions Capital Markets (the “Committed Lenders”) (including all exhibits, annexes, schedules and term sheets thereto together with each executed fee letter (the “Fee Letter”) associated therewith (which may be redacted in a customary manner, including, without limitation, with respect to fee amounts, post-closing securities demand provisions, economic terms, flex terms and required “hold” levels), collectively, the “Debt Commitment Letter”, and the financing contemplated thereby, the “Debt Financing”), dated on or before the date hereof, pursuant to which the Committed Lenders have committed, on the terms and subject to the conditions set forth therein, to lend Purchaser the amounts set forth therein for the purpose of financing the transactions contemplated by this Agreement. Purchaser’s cash on hand, together with the aggregate amount of the funding to be provided in the Debt Financing (including after giving effect to all “flex” provisions contained therein), is sufficient to pay all amounts required to be paid by Purchaser hereunder and all related fees and expenses hereunder and under the Debt Financing. As of the date hereof, the Debt Commitment Letter is in full force and effect and has not been withdrawn or terminated or otherwise amended or modified in any respect, and no such amendment or modification is pending or contemplated. The Debt Commitment Letter is a legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, the other parties thereto, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws from time to time in effect affecting creditors’ rights and remedies generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). Purchaser has entered into the Engagement Letter

(as defined in the Debt Commitment Letter) contemplated by the last paragraph of Section 2 of the Debt Commitment Letter (the “Note Engagement Letter”) and such Note Engagement Letter is a legal, valid and binding obligation of Purchaser and, to the knowledge of Purchaser, the other parties thereto, except as may be limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance or similar laws from time to time in effect affecting creditors’ rights and remedies generally and by general principles of equity (regardless of whether considered in a proceeding in equity or at law). Except for the Debt Commitment Letter and the Note Engagement Letter (and the related fee credit letter), there are no other agreements, side letters, undertakings or arrangements relating to the Debt Financing to which Purchaser is a party. To Purchaser’s knowledge, no event has occurred which, with or without notice, lapse of time or both, would constitute a default or breach on the part of Purchaser under any term or condition of the Debt Commitment Letter. There are no conditions precedent or other contingencies, including any subsequent approval process, related to the funding of the full amount of the Debt Financing, other than the Financing Conditions, and the Debt Commitment Letter does not provide that the parties thereto may impose additional conditions or other contingences to such funding. Purchaser has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid by it on or prior to the date hereof. As of the date hereof, Purchaser is not aware of any fact or occurrence that, with or without notice, lapse of time or both, would reasonably be expected to (i) make any of the assumptions or any of the statements set forth in the Debt Commitment Letter inaccurate in any material respect; (ii) result in any of the terms or conditions in the Debt Commitment Letter not being satisfied; (iii) cause the Debt Commitment Letter to be ineffective; or (iv) otherwise result in the Debt Financing not being available on a timely basis in order to consummate the transactions contemplated by this Agreement. None of (x) the provisions redacted in the Fee Letter, or (y) the provisions of the Note Engagement Letter (or the related fee credit letter) will limit, prevent, impede or delay the consummation of the Debt Financing in any manner.

(b) Purchaser confirms that it is not a condition to Closing or any of its other obligations under this Agreement that Purchaser obtain financing for or in connection with the transactions contemplated by this Agreement.

6.7 Litigation. There is no legal, administrative arbitral or other proceeding by or before any Governmental Body or, to the knowledge of Purchaser, threatened against Purchaser, nor to the knowledge of Purchaser is there any pending investigation by any Governmental Body, which would give any third party the right to enjoin or rescind the transactions contemplated hereby or otherwise prevent Purchaser from complying with the terms and provision of this Agreement. Purchaser shall promptly notify Seller if any change, event or condition arises or occurs after the date hereof that would have made the foregoing representation untrue had such change, event or condition arisen or occurred on or prior to the date hereof or that could possibly materially delay the Closing.

6.8 Solvency. After giving effect to the transactions contemplated hereby, Purchaser and each of its Subsidiaries (including the PEP Companies) shall collectively be able to pay their debts as they become due and shall own property having a fair saleable value in the ordinary course of business greater than the amounts required to pay their debts as they become due.

6.9 No Knowledge of Misrepresentations or Omissions. As of the date hereof: (a) neither the Purchaser nor any of its Affiliates has any actual knowledge that the representations and warranties of the Company in this Agreement and the Disclosure Schedules or otherwise are not true and correct in all material respects; and (b) neither the Purchaser nor any of its Affiliates has any actual knowledge of any material errors in, or material omissions from, any Schedule to this Agreement.

6.10 Informed Decision. Purchaser has (i) conducted its own independent review and analysis of, and, based thereon, has formed an independent judgment concerning, the business, assets, condition and operations of the PEP Companies and (ii) has been furnished with or given access to such documents and information about the PEP Companies and their respective businesses and operations as it has deemed necessary to enable it to make an informed decision with respect to the execution, delivery and performance of this Agreement and the transactions contemplated hereby. Notwithstanding the foregoing, nothing in this Section 6.10 is intended to modify or amend any of the representations and warranties in Articles IV and V or affect Purchaser’s reliance thereon.

ARTICLE VII

COVENANTS

7.1 No Contact with Customers and Suppliers; No Investigation. Notwithstanding anything to the contrary contained herein, prior to the Closing, without the prior written consent of Seller, which may not be unreasonably withheld, (i) Purchaser shall not contact any suppliers to, or customers of, any PEP Company, and (ii) Purchaser shall have no right to perform invasive or subsurface investigations of the properties or facilities of any PEP Company.

7.2 Conduct of the Business Pending the Closing.

(a) Prior to the Closing, except (i) as set forth on Schedule 7.2(a), (ii) as required by applicable Law, (iii) as otherwise contemplated by this Agreement in connection with, or in furtherance of, the consummation of the transactions contemplated hereby (including, without limitation, the amendment, replacement or termination of the Credit Facilities), or (iv) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall, and shall cause each Company Subsidiary to conduct their respective businesses in the Ordinary Course of Business. Without limiting the foregoing, from the date hereof until the earlier of the termination of this Agreement or the Closing Date, the Company shall use commercially reasonable efforts to, and shall take commercially reasonable efforts to cause its Subsidiaries to: (1) maintain and preserve intact the present business operations, organization and assets of the PEP Companies; and (2) maintain insurance coverage in such amounts and of such kinds reasonably comparable to that in effect on the date hereof.

(b) Prior to the Closing, except (i) as set forth on Schedule 7.2(b), (ii) as required by applicable Law, (iii) as otherwise contemplated by this Agreement in connection with, or in furtherance of, the consummation of the transactions contemplated hereby (including, without limitation, the amendment, replacement or termination of the Credit Facilities and the PEP Companies’ efforts to reduce the amount of Closing Cash in anticipation of Closing), or (iv) with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall not, and shall cause each Company Subsidiary not to:

(A) transfer, issue, sell or dispose of or otherwise subject to any Lien (other than Permitted Liens) any shares of capital stock or other securities of any PEP Company or grant options, warrants, calls or other rights to purchase or otherwise acquire shares of the capital stock or other securities of any PEP Company;

(B) effect any recapitalization, reclassification or like change in the capitalization of any PEP Company;

(C) amend the certificate of incorporation or by-laws or similar governance documents of any PEP Company;

(D) knowingly subject any of the Real Property or assets (whether tangible or intangible) of any PEP Company to any Lien, except for Permitted Liens and Liens that will be released at or in connection with the Closing (including those related to Company Indebtedness);

(E) other than in the Ordinary Course of Business, and except with respect to matters addressed in subsection (G) below, acquire any material properties or assets or sell, assign, license, transfer, convey, lease or otherwise dispose of any of the Real Property or assets of any PEP Company (except for the purpose of disposing of obsolete or worthless assets or to the extent such assets are replaced with like assets of equivalent value);

(F) other than in the Ordinary Course of Business, cancel or compromise any material debt or claim or waive or release any material right of any PEP Company;

(G) enter into any commitment for capital expenditures of any PEP Company in excess of $500,000 for any individual project or $1,000,000 in the aggregate, other than (i) as contemplated by the PEP Companies’ current budget, as provided to Purchaser on April 30, 2015 or (ii) related to Material Contracts with customers;

(H) other than in the Ordinary Course of Business, enter into, modify or terminate any labor or collective bargaining agreement of any PEP Company or, through negotiations or otherwise, make any commitment or incur any liability to any labor organizations;

(I) declare, set aside, make, or pay any dividend or other distribution, payable in cash, stock, property, or otherwise, or make any other payment on or with respect to any of its capital stock, except for (A) dividends by any PEP Company to the Company and (B) any cash dividend or other cash distribution to the stockholders of the Company prior to the Closing Date;

(J) acquire any corporation, partnership, limited liability company, or other business organization or any material amount of assets, or enter into any joint venture, strategic alliance, exclusive dealing, noncompetition or similar contract or arrangement;

(K) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any PEP Company;

(L) incur any indebtedness for borrowed money or issue any debt securities or enter into a guarantee with respect to the indebtedness any Person, or make any loans (other than (v) Company Indebtedness that will be paid off on or prior to Closing, (w) Ordinary Course of Business borrowings under any Company Indebtedness, (x) performance bonds, surety bonds, letters of credit or similar instruments entered into in the Ordinary Course of Business, (y) intercompany indebtedness between the PEP Companies, and (z) advances for travel and other normal business expenses to officers and employees of the PEP Companies in the Ordinary Course of Business);

(M) increase in any manner the rate or terms of compensation payable or to become payable or the benefits (including equity or equity based grants) provided to, grant any severance or termination pay to, establish, adopt, enter into, or amend any indemnification arrangement with, or pay any bonus to its directors, officers or employees, or establish, adopt, enter into or amend any Company Benefit Plan, other than as may be required by any Governmental Body, as required by the terms of any Company Benefit Plan (including the SERP), to comply with any applicable Laws, Company Transaction Expenses to be paid at Closing, or in the Ordinary Course of Business;

(N) amend, cancel or modify any Material Contract, except for amendments, cancellations and renewals in the Ordinary Course of Business, or enter into any agreement that would constitute a Material Contract, except in the Ordinary Course of Business;

(O) change an annual accounting period, change any material accounting method, make, change or rescind any material tax election, which election, change, or rescission is required to be attached in writing to any Tax Return or otherwise separately filed with any Taxing Authority, file any material amended Tax Return, enter into any closing agreement related to Taxes, settle any material Tax Claim or assessment relating to the PEP Companies, or surrender any right to claim a refund of Taxes;

(P) permit the lapse of any right relating to any material Company Intellectual Property; or

(Q) permit the Assumed Indebtedness (other than Net Tax Liabilities), including those items set forth on Schedule 7.2(Q), to exceed $5,000,000;

(R) agree to do anything prohibited by this Section 7.2.

7.3 Regulatory Approvals and Third-Party Consents.

(a) Purchaser, Seller and each of the PEP Companies, as necessary, shall (i) make or cause to be made, within five (5) Business Days after the date hereof, all filings required of each of them or any of their respective Subsidiaries or Affiliates under the HSR Act (and shall seek early termination of the applicable waiting period thereunder) or other Antitrust Laws with respect to the transactions contemplated hereby, (ii) comply at the earliest practicable date with any request under the HSR Act, the Sherman Act, as amended, the Clayton Act, as amended, the Federal Trade Commission Act, as amended, and any other United States federal or state or foreign Laws, Orders or administrative or judicial doctrines that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade (collectively, the “Antitrust Laws”) for additional information, documents, or other materials received by each of them or any of their respective Subsidiaries from the FTC, the Antitrust Division of the United States Department of Justice or any other Governmental Body in respect of such filings or such transactions, and (iii) cooperate with each other in connection with any such filing (including, to the extent permitted by applicable Law, providing redacted copies of all such documents to the non-filing parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation or other inquiry of any of the FTC, the Antitrust Division or other Governmental Body under any Antitrust Laws with respect to any such filing or any such transaction. Each such party shall use its commercially reasonable efforts to furnish to each other party all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated by this Agreement. Each such party shall promptly inform the other parties hereto of any oral communication with, and provide copies of written communications with, any Governmental Body regarding any such filings or any such transaction. Purchaser shall pay all filing fees related to the filings under the HSR Act or any other Antitrust Laws with respect to the transactions contemplated hereby.

(b) Without limiting the foregoing, (i) the PEP Companies, Seller, Purchaser and their respective Affiliates shall not extend any waiting period or comparable period under the HSR Act or other Antitrust Laws or enter into any agreement with any Governmental Body not to consummate the transactions contemplated hereby, except with the prior written consent of the other parties, and (ii) Purchaser agrees to take all actions that are necessary or reasonably advisable or as may be required by any Governmental Body to expeditiously consummate the transactions contemplated by this Agreement, except that Purchaser shall not be required to enter into any agreement with respect to any of the following if they individually or in the aggregate would reasonably be expected to have a material adverse effect on the Purchaser (A) selling, licensing or otherwise disposing of, or holding separate and agreeing to sell, license or otherwise dispose of, any entities, assets or facilities of any PEP Company after the Closing or any entity, facility or asset of Purchaser or its Affiliates, (B) terminating, amending or assigning existing relationships and contractual rights and obligations (other than terminations that would result in a material liability resulting from a breach of a contractual obligation to a third party) and (C) amending, assigning or terminating existing licenses or other agreements (other than terminations that would result in a material liability resulting from a breach of a license or such other agreement with a third party) and entering into such new licenses or other agreements.

(c) In the event any Legal Proceeding or investigation by any Governmental Body or other Person is commenced, under the Antitrust Laws or otherwise, that questions the validity or legality of the transactions contemplated hereby or seeks damages in connection therewith, the parties hereto will cooperate and use commercially reasonable efforts to defend against such Legal Proceeding or investigation and, if an Order is issued in any such Legal Proceeding, will use commercially reasonable efforts to have such Order lifted, and to cooperate reasonably regarding any other impediment to the consummation of the transactions contemplated hereby.

(d) Purchaser shall promptly reimburse Seller and the PEP Companies for any costs or expenses incurred by them in connection with any inquiries by, or negotiations with, a Governmental Body or any Legal Proceedings regarding any necessary approvals under the Antitrust Laws, including without limitation costs and expenses related to a “second request” under the Antitrust Laws.

7.4 Further Assurances. Purchaser, Seller and the Company shall use their commercially reasonable efforts to (a) take all actions necessary to consummate the transactions contemplated by this Agreement and (b) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement. At or immediately before Closing, Seller shall transfer all or a portion of its right, title and interest in all Contracts and other rights in assets (including rights to any Intellectual Property) related to the operation of the business of the PEP Companies as reasonably requested by Purchaser.

7.5 Confidentiality. Purchaser acknowledges that the information provided to it in connection with this Agreement and the transactions contemplated hereby is subject to the terms of the Confidentiality Agreement between Purchaser and Seller dated April 19, 2015 (the “Confidentiality Agreement”), the terms of which are incorporated herein by reference. Effective upon, and only upon, the Closing Date, the Confidentiality Agreement shall terminate.

7.6 D&O Protections.

(a) From and after the Closing Date, Purchaser shall, or shall cause the PEP Companies to, reimburse, indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law, the individuals who on or prior to the Closing Date were directors, managers, officers, employees or any similar title of any PEP Company (collectively, the “D&O Indemnitees”) with respect to all acts or omissions by them in their capacities as such, or taken at the request of a PEP Company, at any time prior to the Closing Date. Purchaser agrees that all rights of the D&O Indemnitees to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date as provided in the respective certificate of incorporation or by-laws or comparable organizational documents of any PEP Company as now in effect, and any indemnification agreements or arrangements of each PEP Company shall survive the Closing Date and shall continue in full force and effect in accordance with their terms. Such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of the D&O Indemnitees, unless such modification is required by Law. In addition, Purchaser shall, or shall cause the PEP Companies to, pay any expenses of any D&O Indemnitee under this Section 7.6, as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.

(b) From and after the Closing Date, Purchaser shall, or shall cause each PEP Company (as applicable) to, cause (i) the certificate of incorporation and by-laws or comparable organizational documents of Purchaser or such PEP Company to contain provisions no less favorable to the D&O Indemnitees with respect to limitation of liabilities of directors, officers, employees and agents and indemnification than are set forth as of the date hereof in the certificates of incorporation and by-laws or comparable organizational documents of the PEP Companies and (ii) the certificate of incorporation and by-laws or comparable organizational documents of the PEP Companies to retain the current provisions regarding indemnification of directors, managers, officers, employees, agents or other similar titles, which provisions in each case shall not be amended, repealed or otherwise modified in a manner that would adversely affect the rights thereunder of the D&O Indemnitees.

(c) Before or on the Closing Date, Purchaser shall purchase a six (6) year tail policy of the same amount for the Company’s directors’ and officers’ liability insurance policy, covering those Persons who are covered by the policy existing prior to the Closing, for all acts or events that occurred up to and including the Closing Date.

(d) The provisions of this Section 7.6: (i) are for the benefit of, and shall be enforceable by, each D&O Indemnitee, his or her heirs and his or her representatives; and (ii) are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such person may have by Contract or otherwise. The D&O Indemnitees to whom this Section 7.6 applies shall be third party beneficiaries of this Section 7.6.

(e) In the event that Purchaser or any of its successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving Person of such consolidation or merger; or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of Purchaser shall assume all of the obligations thereof set forth in this Section 7.6.

(f) The obligations of Purchaser under this Section 7.6 shall not be terminated or modified in such a manner as to adversely affect any D&O Indemnitee to whom this Section 7.6 applies without the consent of the affected D&O Indemnitee.

7.7 Public Announcements. The parties hereto will, and will cause each of their Affiliates and representatives to, maintain the confidentiality of this Agreement and will not, and will cause each of their Affiliates not to, issue or cause the publication of any press release or other public announcement with respect to this Agreement or the transactions contemplated hereby without the prior written consent of the other party hereto, which consent shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue or cause publication of any such press release or public announcement to the extent that such party reasonably determines, after consultation with outside legal counsel, such action to be required by Law or stock exchange regulations, in which event such party will use its reasonable best efforts to allow the other party reasonable time to comment on such press release or public announcement; and provided, further, that the TJC, Nautic and each of their respective Affiliates may (a) identify the PEP Companies as former portfolio companies and indicate that they were sold to Purchaser (without disclosure of the Purchase Price) on their respective websites, in their marketing materials and in their press releases, (b) provide financial results achieved by TJC, Nautic and each of their respective Affiliates with respect to their beneficial interest in the PEP Companies or (c) provide a general description of the PEP Companies (including their financial performance, and TJC’s, Nautic’s and their respective Affiliates’ investment and role therein), to the current or prospective limited partners or other business affiliates of TJC, Nautic and each of their respective Affiliates and their respective advisors.

7.8 Access and Information.

(a) From the date hereof until the Closing, subject to Section 7.1 and to reasonable rules, regulations and policies of Seller and any applicable Laws, Seller shall (i) afford Purchaser and its representatives reasonable access, during regular business hours and upon reasonable advance notice to Seller, to the PEP Companies and to the employees specified by Seller in connection with each such visit; provided, however, access to such employees will only be available upon reasonable notice to Seller to the attention of John Manzi and at such times and places as John Manzi shall determine in his reasonable discretion. Any access shall be conducted (A) under the supervision of Seller’s or its Affiliate’s personnel, (B) subject to all of the standard protocols and procedures of the PEP Companies, including the requirement that visitors be escorted at all times, (C) subject to any additional procedures required by any landlord, and (D) in such a manner as does not unreasonably interfere with the normal operations of the PEP Companies. All such access shall be at the risk of Purchaser and its representatives and agents, and in connection therewith, Purchaser hereby agrees to indemnify and hold harmless Seller, its Affiliates and their respective officers, directors, members, agents, representatives, successors and assigns with respect to any Damages resulting from or arising out of such access.

(b) Following the Closing and until any applicable statute of limitations (including periods of waiver) has expired, Purchaser agrees to retain all Books and Records in existence on the Closing Date and to grant to Seller and its representatives during regular business hours and upon reasonable advance notice to Purchaser, the right, at the expense of Seller, (i) to inspect and copy the Books and Records and (ii) to have personnel of Purchaser made available to them or to otherwise cooperate to the extent reasonably requested by Seller, including in connection with (A) preparing and filing Tax returns and/or any Tax inquiry, audit, investigation or dispute, or (B) any litigation, audit, dispute, claim or investigation.

7.9 Tax Matters.

(a) Tax Covenants.

(i) All transfer, documentary, sales, use, stamp, registration, value added, and other such Taxes and fees (including any penalties and interest) incurred in connection with this Agreement and the Company Documents (including any real property transfer Tax and any other similar Tax) shall be borne and paid by the Purchaser when due. The Purchaser shall, and shall cause the PEP Companies to, at their own expense, timely file any Tax Return or other document with respect to such Taxes or fees (and Seller shall cooperate with respect thereto as necessary).

(ii) Purchaser shall prepare, or cause to be prepared, and file, or cause to be filed, all Tax Returns required to be filed by the PEP Companies after the Closing Date with respect to a Pre-Closing Tax Period or a Straddle Period. Any such Tax Return prepared prior to the final determination of the Closing Assumed Indebtedness pursuant to Section 2.3(c) or with respect to which Seller may have any continuing liability pursuant to Section 9.2 shall be prepared in a manner consistent with past practice (unless otherwise required by Law) and without a change of any election or any accounting method and shall be submitted by Purchaser to the Seller (together with schedules, statements and, to the extent requested by the Seller, supporting documentation) at least thirty-five (35) days before the due date (including extensions) of such Tax Return. If the Seller objects to any item on any such Tax Return, it shall, within fifteen (15) days after delivery of such Tax Return, notify Purchaser in writing that it so objects, specifying any such item and stating the basis for any such objection. If a notice of objection shall be duly delivered, Purchaser and the Seller shall negotiate in good faith and use their commercially reasonable efforts to resolve such items. If Purchaser and Seller are unable to reach such agreement within ten (10) days after receipt by Purchaser of such notice, the disputed items shall be resolved by the Accounting Firm, and any determination by the Accounting Firm shall be final. The Accounting Firm shall resolve any disputed items within ten (10) days of having the item referred to it pursuant to such procedures as it may require. If the Accounting Firm is unable to resolve any disputed items before the due date for such Tax Return, the Tax Return shall be filed as prepared by Purchaser (incorporating such changes as have been agreed pursuant to this Section 7.9(a)(ii)) and then amended to reflect the Accounting Firm’s resolution. The fees and expenses of the Accounting Firm under this Section 7.9(a)(ii) shall be borne by Purchaser and Seller in inverse proportion to their success on the merits in the resolution of the items in dispute.

(iii) Neither Purchaser nor any of its Affiliates shall (or shall cause or permit any PEP Company to) amend, refile or otherwise modify any Tax Return relating in whole or in part to any PEP Company with respect to any Pre-Closing Tax Period (or with respect to any Straddle Period) without the written consent of Seller, which consent may be withheld in the sole discretion of Seller.

(b) Termination of Existing Tax Sharing Agreements. Except for any existing Tax sharing agreements between or among the PEP Companies, any and all existing Tax sharing agreements binding upon the PEP Companies shall be terminated as of the Closing Date. After such date, none of the PEP Companies shall have any further rights or liabilities thereunder.

(c) Contests.

(i) After the Closing, each party to this Agreement (whether Purchaser or the Seller, as the case may be) shall promptly notify the other party in writing of any demand, claim or notice of the commencement of an audit received by such party from any Governmental Body or any other Person with respect to Taxes for which such other party is liable pursuant to Section 9.2 or Section 9.3 of this Agreement; provided, however, that a failure to give such notice will not affect such other party’s rights to indemnification under Article IX, except to the extent that such party is actually prejudiced thereby. Such notice shall contain factual information (to the extent known) describing the asserted Tax liability and shall include copies of the relevant portion of any notice or other document received from any Governmental Body or any other Person in respect of any such asserted Tax liability.

(ii) Seller shall have the right, but not the obligation, to control the conduct, through counsel of its own choosing at its own expense, of any Action, audit, claim for refund, or administrative or judicial proceeding involving any asserted Tax liability or refund with respect to any PEP Company (any such Action, audit, claim for refund, or proceeding relating to an asserted Tax liability in respect of which an indemnity may be sought by Purchaser pursuant to Section 9.2(a) referred to herein as a “Tax Claim”) relating to Pre-Closing Tax Periods.

(d) Procedure Regarding Tax Claims. In the case of any Tax Claim with respect to any PEP Company with respect to any Straddle Period, or any Pre-Closing Tax Period which Seller has not elected to control pursuant to Section 7.9(c),

Purchaser shall control the conduct of such Tax Claim, but Seller shall have the right to participate in such Tax Claim at its own expense and, with the written consent of Purchaser, in Purchaser’s sole discretion, and at its expense, may assume control of the conduct of such Tax Claim. Neither Purchaser, nor the PEP Companies shall settle, compromise and/or concede such Tax Claim without the consent of Seller, which consent shall not be unreasonably withheld, delayed or conditioned. If Purchaser fails to assume control of the conduct of any such Tax Claim within a reasonable period following the receipt by Purchaser of notice of such Tax Claim, Seller shall have the right to assume control of such Tax Claim and shall be able to settle, compromise and/or concede such Tax Claim in its sole discretion

(e) Cooperation and Exchange of Information. Seller and Purchaser shall provide each other with such cooperation and information as either of them reasonably may request of the other in filing any Tax Return pursuant to this Section 7.9 or in connection with any audit or other proceeding in respect of Taxes of the PEP Companies. Such cooperation and information shall include providing copies of relevant Tax Returns or portions thereof, together with accompanying schedules, related work papers and documents relating to rulings or other determinations by tax authorities. Each of Seller and Purchaser shall retain all Tax Returns, schedules and work papers, records, and other documents in its possession relating to Tax matters of the PEP Companies for any taxable period beginning before the Closing Date until the expiration of the statute of limitations of the taxable periods to which such Tax Returns and other documents relate, without regard to extensions except to the extent notified by the other party in writing of such extensions for the respective Tax periods. Before transferring, destroying, or discarding any Tax Returns, schedules and work papers, records and other documents in its possession relating to Tax matters of the PEP Companies for any taxable period beginning before the Closing Date, Seller or Purchaser (as the case may be) shall provide the other party with reasonable written notice and offer the other party the opportunity to take custody of such materials. Any information obtained under this Section 7.9 shall be kept confidential, except as may be otherwise necessary in connection with the filing of Tax Returns or in the conduct of a Tax Claim or other Tax proceeding.

(f) Tax Elections. Purchaser shall not, without the prior consent of Seller (which may, in its sole and absolute discretion, withhold such consent), make, or cause to permit to be made, any Tax election, or adopt or change any method of accounting, or undertake any extraordinary action on the Closing Date, that would affect the Seller or any PEP Company for any period or portion thereof ending on or prior to the Closing Date.

(g) Overlap. To the extent that any obligation or responsibility pursuant to Article IX may overlap with an obligation or responsibility pursuant to this Section 7.9, the provisions of this Section 7.9 shall govern.

(h) No 338 Election. Purchaser shall not make any election under Section 338 of the Code (or any similar provision under state, local, or foreign Law) with respect to the acquisition of the Company and its Affiliates.

(i) Consolidated Group Issues. Purchaser and Seller intend that the Company will join Purchaser’s U.S. consolidated Tax group upon the Purchaser’s acquisition of the Shares and as a result the Tax year of the Company will end for U.S. federal income tax purposes on the Closing Date. Seller and Purchaser agree that the U.S. federal income Tax Return of the PEP Companies for such taxable period ending on the Closing Date shall be prepared in accordance with Treasury Regulations Section 1.1502-76(b)(1)(ii) and that (x) none of Purchaser, Seller, Company or any of their respective Affiliates shall make a ratable allocation election under Treasury Regulations Section 1.1502-76(b)(2) or any analogous provision of state, local or foreign Law, and (y) in accordance with Treasury Regulations Section 1.1502-76 and any analogous provision of state, local or foreign Law, any Tax imposed with respect to any transaction not within the ordinary course of business that Purchaser or any of its Affiliates (including, after the Closing, Company or any PEP Company) causes to occur on the Closing Date after the Closing shall be the responsibility of Purchaser and shall be allocable to the taxable period (or portion thereof) beginning after the Closing Date for all purposes of this Agreement.

7.10 Acquisition Proposals.

(a) From the date hereof through the earlier of the termination of this Agreement pursuant to Article X and the Closing, as applicable, Seller shall not and shall cause each of the PEP Companies and its and their representatives not to, directly or indirectly (except with respect to Purchaser and its Affiliates), solicit or invite any inquiries, proposals or indications of interest, or enter into any discussions, negotiations, understandings, arrangements or contracts relating to the direct or indirect disposition, whether by sale, merger or otherwise, of all or any material portion of the PEP Companies or their respective businesses or assets or the Shares or any other capital stock of any PEP Company.

(b) From the date hereof through the earlier of the Closing Date and the date of termination of this Agreement pursuant to Article X, as applicable, Seller shall not conduct any discussions or negotiations, and shall cause the PEP Companies and representatives to, cease and terminate immediately any existing discussions or negotiations with respect to or in furtherance of any transaction described in clause (a) above.

7.11 No Other Representations or Warranties. Notwithstanding anything contained in this Agreement to the contrary, Purchaser acknowledges and agrees that (a) the PEP Companies and Seller are not making any representations or warranties whatsoever, express or implied, beyond those expressly given by the Company in Article IV (as modified by the Disclosure Schedules hereto as supplemented or amended) and those expressly given by Seller in Article V (as modified by the Disclosure Schedules hereto as supplemented or amended), and (b) except for the representations and warranties contained in such provisions of this Agreement, the assets and the business of the PEP Companies are being transferred on a “where is” and, as to condition, “as is” basis. Purchaser acknowledges and agrees that none of the PEP Companies, nor Seller or any of their respective Affiliates nor any other Person has made any representation or warranty, express or implied, as to the accuracy or completeness of any information regarding the PEP Companies, or the transactions contemplated by this Agreement not expressly set forth within this Agreement, and Purchaser is not relying on anything other than the express provisions of this Agreement in entering into this Agreement. None of the PEP Companies, nor Seller, any of their respective Affiliates or any other Person will have or be subject to any liability to Purchaser or any other Person resulting from the distribution to Purchaser or its representatives of or Purchaser’s use of, any such information, including any confidential memoranda distributed on behalf of Seller or the PEP Companies relating to the PEP Companies or other publications, representations, warranties, forecasts, statements or information, including any information provided in a “data room”, “management presentation”, “break-out session” or otherwise to Purchaser or its Affiliates or representatives, or any other document or information in any form provided to Purchaser or its representatives in connection with the Share Sale and the other transactions contemplated hereby. Purchaser acknowledges and agrees that the representations and warranties made by the PEP Companies and Seller in this Agreement (as qualified by the Disclosure Schedules) supersede, replace and nullify in every respect all other information, whether written or oral, made available to Purchaser, its Affiliates or its representatives.

7.12 Compliance with Connecticut Transfer Act. Seller and Purchaser agree and acknowledge that this stock purchase transaction constitutes a “transfer of an establishment” under the CT Act with respect to the Site. Prior to the Closing Seller and Purchaser shall work together to cause the PEP Companies to (a) engage a Connecticut Licensed Environmental Professional to prepare an Environmental Condition Assessment Form (“ECAF”) for the Site and any other documents that may be required pursuant to the CT Act or by the CTDEP as a result of the consummation of this stock purchase transaction and (b) deliver a copy of the ECAF and such other documents to Seller and Purchaser. The EFAC shall state that Lacey and the other PEP Companies may rely on the EFAC. After the Closing, the Purchaser shall cause the PEP Companies to file a Form III and an ECAF with the CTDEP and otherwise comply with the applicable provisions of the CT Act in connection with this stock purchase transaction, including without limitation completing and filing at or promptly following the Closing all forms and documents required by the CT Act in connection herewith, causing Lacey to execute the same as the Certifying Party (as that term is defined under the CT Act), pursuant to which Lacey shall pay all applicable filing fees associated therewith, and conduct and complete at Lacey’s expense all investigation and remediation of environmental conditions as required under the CT Act. Lacey shall be responsible for the costs of investigation of environmental conditions as required under the CT Act, and shall assume all CT Act Liabilities; provided that Seller shall use commercially reasonable efforts to cooperate with Purchaser obligations to cause the PEP Companies to prepare and file any forms required under this Section 7.12.

7.13 Employees and Benefits.

(a) For a period of one year following the Closing Date, Purchaser shall, or shall cause the PEP Companies to, provide each Closing Date Business Employee (including, without limitation, those on temporary layoffs or approved leaves of absence) with job responsibilities, wages, compensation and other employee benefits (not including any executive-level benefit) in the aggregate not materially less favorable than those applicable to each such Closing Date Business Employee immediately before the Closing Date.

(b) On or after Closing, Purchaser shall be responsible for any and all notices, liabilities, costs, payments and expenses arising from any action by Purchaser or the PEP Companies occurring after the Closing (including breach of contract, defamation or retaliatory discharge) regarding any Closing Date Business Employee, including any such liability (i) under any applicable Law that relates to employees, employee benefit matters or labor matters, (ii) for dismissal, wrongful termination or constructive dismissal or termination, or severance pay or other termination pay, or (iii) under or with respect to any Company Benefit Plan, program, contract, policy, commitment, or arrangement of the PEP Companies, including with respect to severance or retention plans, or to the extent such severance or retention plans provide payments or benefits with respect to any Business Employee; provided, however, that the foregoing obligations of Purchaser and the PEP Companies shall be subject to Section 11.8.

(c) In any termination or layoff of any Closing Date Business Employee by Purchaser or the PEP Companies on or after the Closing, Purchaser and the PEP Companies will comply fully, if applicable, with the WARN Act and all other applicable foreign, federal state and local laws, including those prohibiting discrimination and requiring notice to employees. Purchaser shall not, and shall cause the PEP Companies not to, at any time prior to sixty (60) days after the Closing Date, effectuate a “plant closing” or “mass layoff” (as those terms are defined in the WARN Act) affecting in whole or in part any facility, site of employment, operating unit or employee of the PEP Companies without complying fully with the requirements of the WARN Act. Purchaser and the PEP Companies will bear the cost of compliance with (or failure to comply with) any such Laws.

(d) For periods on and after the Closing Date, the PEP Companies shall continue to have all obligations and liabilities under and with respect to the Company Benefit Plans and to or with respect to all persons entitled to benefits under the provisions of each such Company Benefit Plan, including, without limitation, the obligation to provide or make available welfare benefits to retired or disabled employees of the PEP Companies.

(e) Notwithstanding anything to the contrary herein, nothing contained in this Section 7.13, whether express or implied, shall (i) confer upon any employee of Purchaser or any PEP Company any entitlement, rights, or remedies (including any right to employment or continued employment for any specified period), of any nature or kind whatsoever under or by reason of this Section 7.13 or (ii) restrict Purchaser or any PEP Company from terminating the employment of any individual, including without limitation any Business Employee or Closing Date Business Employee. No provision of this Section 7.13 is intended to modify, amend or create any employee benefit plan of Purchaser or any PEP Company.

7.14 Financing.

(a) Purchaser shall use its reasonable best efforts (and Purchaser shall cause each of its subsidiaries to use their reasonable best efforts) to obtain the Debt Financing at Closing on the terms and conditions (including flex provisions) described in the Debt Commitment Letter (provided that Purchaser may amend, restate, supplement or otherwise modify the Debt Commitment Letter, including, without limitation (x) to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof or (y) to implement any flex provisions applicable thereto provided that no such amendment, restatement, supplement or modification shall be permitted if, in any such case, taking into account the expected timing of the Marketing Period, such amendment, restatement, supplement or modification would reasonably be expected to (i) delay or prevent the Closing, (ii) impose any additional conditions to the Debt Financing or amend or modify any Financing Condition in a manner materially adverse to the Purchaser or Seller (iii) modify or amend the date on which the commitments under the Debt Commitment Letter expire or terminate in any manner that results in such date of expiration or termination becoming a date earlier than the date specified in the Debt Commitment Letter or (iv) adversely impact the ability of the Purchaser to enforce its rights under the Debt Commitment Letter), including using reasonable best efforts to (1) take, or cause to be taken, all actions and to do, or cause to be done, all things (other than the commencement of litigation or Legal Proceedings) reasonably necessary, proper or advisable in connection therewith, (2) maintain in effect the Debt Commitment Letter and the Note Engagement Letter until the consummation of the Closing hereunder, (3) taking into account the expected timing of the Marketing Period, satisfy on a timely basis all of the Financing Conditions and any other conditions to the Debt Financing in the Debt Commitment Letter (including promptly preparing and furnishing to the Committed Lenders and the Financial Institutions (as defined in the Debt Commitment Letter) the Purchaser Financing Information), and otherwise comply in all material respects with its obligations under the Debt Commitment Letter, (4) negotiate definitive agreements with respect thereto on the terms and conditions (including, to the extent the same are exercised, the flex provisions) contemplated by the Debt Commitment Letter or on other terms acceptable to Purchaser that would not (I) reduce the aggregate amount of the Debt Financing or (II) impose any new or additional conditions precedent to the receipt of the Debt Financing or modify or amend any Financing Condition, (5) if all of the conditions to funding in the Debt Commitment Letter have been satisfied or waived, consummate the Debt Financing at Closing and (6) so long as the conditions in the immediately preceding clause (5) have been satisfied, enforce (other than the commencement of litigation or Legal Proceedings) their rights under the Debt Commitment Letter, and (6) comply with, and fulfill all of its obligations under, the Note Engagement Letter. Without limiting the generality of the foregoing, Purchaser shall give the Company prompt notice: (A) of any material breach or default by any party to the Debt Commitment Letter; (B) of the receipt of any written notice or other written communication from any Debt Financing Source with respect to any (x) breach, default, termination or repudiation of the Debt Commitment Letter by any party to the Debt Commitment Letter or (y) material dispute between or among Purchaser, on the one hand, and the Debt Financing Sources, on the other hand, with respect to the availability of the Debt Financing; (C) if for any reason Purchaser believes in good faith that (x) there is a material dispute between or among Purchaser, on the one hand, and the Debt Financing Sources, on the other hand, with respect to the availability of the Debt Financing or (y) there is a material possibility that it will not be able to obtain all or any portion of the Debt Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter; and (D) if for any reason any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter; provided that neither Purchaser nor any of its Affiliates shall be under any obligation to disclose any information to the extent that (1) such information is subject to attorney-client or similar privilege (but only if such privilege is asserted in good faith) or (2) the disclosure of which would be prohibited or restricted by applicable Law. As soon as reasonably practicable, but in any event within three (3) Business Days, after the date the Company delivers to Purchaser a written request, Purchaser shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (A), (B), (C) or (D) of the immediately preceding sentence. Without the prior written consent of the Company, Purchaser shall not permit any assignment of rights or obligations under the Debt Commitment Letter. If any portion of the Debt Financing becomes unavailable on the terms and conditions (including the flex provisions) contemplated in the Debt Commitment Letter, Purchaser shall promptly notify the Company and shall use its reasonable best efforts to obtain alternative financing from alternative sources (the “Alternative Financing”) in an amount sufficient to consummate the transactions contemplated by this Agreement as promptly as practicable following the occurrence of such event; it being understood that (x) Purchaser shall have no obligation to accept terms that are materially less favorable, taken as a whole (after taking into account any flex provisions), to Purchaser than those included in the Debt Commitment Letter as of the date hereof, and (y) without the prior written consent of the Company, the Purchaser shall not obtain any Alternative Financing that contains any conditions or contingencies to the funding thereof other than the Financing Conditions as in effect on the date hereof. Purchaser shall keep the Company reasonably informed on a reasonably current basis in reasonable detail of the status of its efforts to arrange the Debt Financing (subject to any applicable restrictions in the Debt Commitment Letter). Purchaser shall promptly provide a true, correct and complete copy of any Alternative Financing commitment (together with a copy of any related fee letter with only the fee amount redacted), and, to the extent applicable, thereafter (x) any reference in this Agreement to the “Debt Financing” shall include the debt financing contemplated by such commitment letters (including fee letters) for the Alternative Financing, (y) any reference in this Agreement to the “Debt Commitment Letter” or the “Committed Lenders” shall be deemed to be the commitment letters (including fee letters) for the Alternative Financing and the lenders or other providers of such Alternative Financing, respectively, and (z) any reference in this Agreement to the Financing Conditions shall include the conditions to the Alternative Financing set forth in the commitment letters for the Alternative Financing referred to in the prior clause (y). For purposes of this Agreement, the definitions of “Debt Commitment Letter,” “Debt Financing” and related definitions shall include the Debt Commitment Letter and, if entered into prior to Closing, any document related thereto as the same may be amended, waived, modified or replaced pursuant to this Section 7.14(a).

(b) Until the earlier of the Closing Date or the termination of this Agreement pursuant to Article X, the Company shall use its reasonable best efforts (and the Company shall cause each of its Company Subsidiaries to use their reasonable best efforts) to provide Purchaser, and shall use each of their respective reasonable best efforts to cause its Representatives to provide Purchaser, in each case, with Purchaser’s reimbursement of reasonable out-of-pocket costs and expenses incurred in connection therewith (in accordance with the reimbursement provisions of Section 11.2), all customary cooperation reasonably requested by Purchaser that is necessary in connection with arranging and obtaining the Debt Financing (or, if applicable, any Alternative Financing) contemplated by the Debt Commitment Letter (provided that such requested cooperation is consistent with applicable Law), including using reasonable best efforts in connection with (i) promptly furnishing Purchaser the Company Financing Information as and when it becomes available, (ii) participating in a reasonable number of meetings at reasonable times (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, the Debt Financing and members of senior management and representatives of the Company), presentations, road shows, due diligence sessions, drafting sessions and sessions with rating agencies in connection with the Debt Financing, in each case with reasonable advance notice, (iii) assisting Purchaser with the preparation by Purchaser of (A) offering documents and confidential information memoranda for any portion of the Debt Financing (including the “Required Information” as defined in the Debt Commitment Letter (solely to the extent related to a PEP Company and specifically excluding any Purchaser Financing Information)) and (B) reasonable and customary materials for rating agency presentations, bank information memoranda and similar documents reasonably and customarily required in connection with the Debt Financing (including the delivery of any consents of accountants for use of their reports); provided, however, that any offering memorandum, offering documents, confidential information memorandum, rating agency presentations, bank information memoranda or similar documents required in connection with the Debt Financing shall (x) contain disclosure reflecting Purchaser and/or one or more post-Closing Affiliates thereof as the obligor(s), and (y) contain disclosures exculpating the Seller, the Company and their respective Affiliates with respect to any liability related to the contents or use thereof by the recipients thereof, in each case, other than as set forth in the customary representation letters to the Company’s accountants as contemplated by (v) below, (iv) executing and delivering, effective as of the Closing, any pledge and security documents and otherwise facilitating the pledging of collateral, (v) obtaining customary accountant’s comfort letters (including the delivery of customary representation letters to the Company’s accountants in connection therewith), local counsel opinions, and customary payoff letters and Lien releases in respect of existing Company Indebtedness of the PEP Companies, in each case, as required by the Debt Commitment Letter and effective only at the Closing (except with respect to the accountant comfort letters), and (vi) at least three Business Days prior to the Closing Date, providing all documentation and other information about the Company as is reasonably requested in writing by Purchaser at least seven Business Days prior to the Closing Date in connection with the Debt Financing that relates to applicable “know your customer” and anti-money laundering rules and regulations, including the USA Patriot Act; provided, however, that, notwithstanding anything to the contrary set forth in this

Agreement, (a) irrespective of the above, nothing in this Section 7.14 shall require any PEP Company to incur any liability or enter into any binding certificate, agreement, document or instrument (or to take any action under any certificate, agreement document or instrument) that is not contingent upon the Closing or that would be effective prior to the Closing, (b) nothing herein shall require such cooperation or actions to the extent it would interfere unreasonably with the business or operations of the PEP Companies in any material respect, (c) none of the PEP Companies shall be required to issue any offering document, (d) none of the PEP Companies shall be obligated to provide (and Purchaser shall not disclose) any information about the PEP Companies to the extent that (1) such information is subject to attorney-client or similar privilege (but only if such privilege is asserted in good faith) or (2) the disclosure of which would be prohibited or restricted by applicable Law or any agreement or contract, (e) nothing in this Section 7.14 shall require Seller or any PEP Company to make any representation or warranty, or incur any liability, in connection with the Debt Financing or the marketing or arrangement thereof (except, in the case of the PEP Companies, any such representation or warranty that is effective only at or following the Closing or, solely to the extent necessary to be delivered to the accountants of the Company in connection with any comfort letters required hereunder, with respect to the Company Financing Information), (f) no PEP Company shall be required to prepare or deliver any financial statements or other financial information or data under this Section 7.14 other than the Company Financing Information, (g) no member of the board of directors (or similar governing body) of any PEP Company shall be required to consent to or approve any written consent, resolution or similar approval in respect of the Debt Financing or any agreements or instruments entered into in connection therewith and (h) no personal liability shall be imposed on the officers, directors, managers, employers or agents involved; provided, further, that none of the PEP Companies shall be required to bear any cost or expense or pay any commitment fee or other fee (other than a liability (x) that is contingent upon the Closing occurring or (y) in respect of which the Purchaser has agreed to provide reimbursement, including, without limitation, pursuant to this Section 7.14 or Section 11.2 hereof) with respect to the Debt Financing prior to the Closing Date. Purchaser shall indemnify and hold harmless the PEP Companies and their respective Representatives and Affiliates from and against any and all Losses suffered or incurred by them in connection with the arrangement or marketing of, or any assistance or cooperation provided in respect of, or otherwise arising out of, the Debt Financing (including any action taken pursuant to this Section 7.14(b)) and any information utilized in connection therewith. Whether or not the Closing Date occurs, Purchaser shall reimburse Seller, the Company and their respective Affiliates in connection with the cooperation contemplated by this Section 7.14(b) in accordance with Section 11.2. All material non-public information provided by the PEP Companies or any of their representatives pursuant to this Section 7.14 shall be kept confidential, except that Purchaser shall be permitted to disclose such information to its advisors, the Debt Financing Sources and the affiliates, employees, representatives, agents and advisors of any Debt Financing Source and other potential sources of capital, rating agencies and prospective lenders and investors during syndication of the Debt Financing or any Alternative Financing subject to the potential sources of capital, ratings agencies and prospective lenders and investors entering into customary confidentiality undertakings with respect to such information (including through a notice and undertaking in a form customarily used in confidential information memoranda for senior credit facilities). The Company hereby consents to the reasonable use of the PEP Companies’ names, marks and logos in connection with the Debt Financing; provided that such names, marks and logos are used solely in a manner that is not intended or not reasonably likely to harm or disparage the PEP Companies. Notwithstanding anything to the contrary in this Agreement, Seller and the Company shall not be deemed in default of, or otherwise in breach of its obligations under, this Section 7.14, and the condition set forth in Section 8.1(b) as it relates to this Section 7.14(b) shall be deemed satisfied, unless such breach materially contributed to a failure to obtain the Debt Financing. Until the earlier of the Closing Date or the termination of this Agreement pursuant to Article X, the Purchaser shall promptly pay any fees that become due in connection with the Debt Financing.

7.15 Termination of Management Consulting Agreement. The Management Consulting Agreement shall be terminated at or immediately prior to Closing.

7.16 Earnout Escrow Amount. The Earnout Escrow Amount will be deposited in the Escrow Account for the sole purpose of serving as a limited source to pay earnout obligations of the PEP Companies under the Trigon Agreement with respect to the periods ending (a) December 31, 2015, (b) April 30, 2016, (c) April 30, 2017 and/or (d) April 30, 2018. The parties shall promptly execute and deliver joint instructions to the Escrow Agent to release all or a portion of the Earnout Escrow Amount for payment pursuant to the Trigon Agreement to the extent that such amount has been earned pursuant to such Trigon Agreement. To the extent that funds remain in the Earnout Escrow after the final scheduled potential earnout payment date pursuant to the Trigon Agreement, Purchaser and Seller shall promptly execute and deliver joint instructions to the Escrow Agent to release any remainder in the Earnout Escrow to Seller. Through the end of the final payment period pursuant to the earnout under the Trigon Agreement, Purchaser hereby covenants that it will and will cause the PEP Companies to (i) not amend the earnout terms and conditions in a manner that is adverse to Seller and (ii) use good faith efforts to ensure that the PEP Companies do not overpay their earnout obligation pursuant to the Trigon Agreement and enforce their rights under the Trigon Agreement. For so long as funds remain in the Earnout Escrow, Purchaser shall promptly provide Seller with a copy of any financial reporting information related to the earnout that the PEP Companies are obligated to provide to the sellers in the Trigon Agreement.

7.17 280G Issues. If required to avoid the imposition of Taxes under Section 4999 of the Code with respect to any payment or benefit in connection with the transactions contemplated by this Agreement, Seller shall (a) no later than five (5) Business Days prior to the Closing Date, solicit from each “disqualified individual” (within the meaning of Section 280G(c) of the Code) with respect to the PEP Companies who has received or will receive any payment or benefits that would constitute a “parachute payment” (within the meaning of Section 280G(b)(2)(A) of the Code) a waiver of such disqualified individual’s rights to some or all of such payments or benefits (the “Waived 280G Benefits”) so that all remaining payments and/or benefits, if any, shall not be deemed to be “excess parachute payments” (within the meaning of Section 280G of the Code) and (b) no later than three (3) Business Days prior to the Closing

Date, with respect to each individual who agrees to the waiver described in clause (a), submit to a vote of the Class A Unit holders of Seller (along with adequate disclosure satisfying the requirements of Section 280G(b)(5)(B)(ii) of the Code and any regulations promulgated thereunder) the right of any such “disqualified individual” to receive or retain the Waived 280G Benefits. No later than two (2) Business Days prior to soliciting such waivers and distributing such approval materials, Seller shall provide drafts of such waivers and approval materials to Purchaser for its reasonable review and approval (which approval will not be unreasonably withheld, conditioned or delayed). If any of the Waived 280G Benefits fail to be approved in accordance with the requirements of Section 280G(b)(5)(B) as contemplated above, such Waived 280G Benefits shall not be made, provided or retained, as the case may be. Prior to the Closing, Seller shall deliver to Purchaser evidence reasonably acceptable to Purchaser that a vote of the Class A Unit holders of Seller was solicited in accordance with the foregoing provisions of this Section 7.17 and that either (i) the payment of the Waived 280G Benefits was approved in accordance with Section 280G(b)(5)(B)(i) (the “280G Approval”) or (ii) the 280G Approval was not obtained, and, as a consequence, the Waived 280G Benefits shall not be made, provided or retained, as the case may be. In connection with the foregoing, Purchaser shall provide the Seller with all relevant terms of any employment contracts or other arrangements that will be entered with the “disqualified individuals” on or prior to the Closing Date that could result in payments and other terms (including, rights to severances, retention bonuses or signing bonuses) that need to be approved (or disclosed) to ensure that any such payments or other terms are included in the Waived 280G Benefits, if applicable, and the materials soliciting member approval in accordance with this Section 7.17 are complete and accurate. To the extent such information provided by Purchaser is incorrect or incomplete in any respect, all Taxes of the PEP Companies for any Taxable periods ending on or prior to the Closing Date shall be computed for purposes of this Agreement assuming that no payment made by any of the PEP Companies (including any payments included in the Transaction Tax Benefits) is nondeductible under Section 280G of the Code, but only to the extent that the incorrect or incomplete information provided by Purchaser is the sole cause for a payment being nondeductible under Section 280G.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions Precedent to Obligations of Purchaser. The obligation of Purchaser to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions (any or all of which may be waived by Purchaser in whole or in part to the extent permitted by applicable Law):

(a) Other than the representations and warranties of the Company and the Seller constituting the Seller Fundamental Representations, the representations and warranties of the Company and the Seller contained in this Agreement and any certificate delivered pursuant hereto shall be true and correct in all respects on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties stated to relate to an earlier date, in which case as of that earlier date), except where the failure of any such representation or warranty to be true and correct (without giving effect to any “materiality”, “material” or “Material Adverse Effect” qualifier set forth therein) as of the date hereof or as of the Closing Date (or such express earlier date) would not have a Material Adverse Effect. The representations and warranties of the Company and the Seller constituting the Seller Fundamental Representations shall be true and correct in all material respects (except for Sections 4.2 (Authorization of Agreement), 4.4 (Capitalization), 5.2 (Authorization of Agreement) and 5.4 (Ownership), which shall be true and correct in all respects) on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties stated to relate to an earlier date, in which case as of that earlier date).

(b) The Company and the Seller shall have duly performed and complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them before or on the Closing Date.

(c) No Legal Proceeding shall be pending before any Governmental Body or before any arbitrator that is reasonably likely to result in an Order that would prevent the performance of this Agreement, declare unlawful the transactions contemplated by this Agreement, or cause such transactions contemplated by this Agreement to be rescinded.

(d) All approvals, consents, and waivers that are listed in Schedule 8.1(d) of the Disclosure Schedules shall have been received, and executed counterparts thereof shall have been delivered to Purchaser at or before the Closing.

(e) Since May 31, 2015 there shall not have been any Material Adverse Effect.

(f) Seller shall have delivered to Purchaser an Officer’s Certificate of Seller, given by him or her on behalf of Seller and not in his or her individual capacity, certifying that the conditions set forth in Section 8.1(a) and Section 8.1(b) have been met;

(g) the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted (the “HSR Approval”); and

(h) the Company or Seller shall have made, or caused to have been made, the deliveries contemplated by Section 3.2.

If the Closing occurs, all Closing conditions set forth in this Section 8.1 that have not been fully satisfied as of the Closing shall be deemed to have been waived by Purchaser.

8.2 Conditions Precedent to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions (any or all of which may be waived by Seller in whole or in part to the extent permitted by applicable Law):

(a) The representations and warranties of Purchaser contained in this Agreement shall be true and correct as of the Closing Date (except to the extent made with reference to an earlier date, in which case as of such earlier date), except where the failure of any such representation or warranty to be true and correct would not have a material adverse effect on Purchaser’s ability to consummate the transactions contemplated hereby;

(b) Purchaser shall have performed and complied in all material respects with all obligations and covenants required by this Agreement to be performed or complied with by Purchaser on or prior to the Closing Date;

(c) Purchaser shall have delivered to Seller an Officer’s Certificate of Purchaser certifying that the conditions set forth in Section 8.2(a) and Section 8.2(b) have been met;

(d) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

(e) the waiting period applicable to the transactions contemplated by this Agreement under the HSR Act shall have expired or early termination shall have been granted; and

(f) Purchaser shall have made, or caused to have been made, the deliveries contemplated by Section 3.3.

If the Closing occurs, all Closing conditions set forth in this Section 8.2 that have not been fully satisfied as of the Closing shall be deemed to have been waived by Seller.

ARTICLE IX

INDEMNIFICATION

9.1 Survival. Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until twelve (12) months after the Closing Date (the “Survival Period”), including the representations and warranties in Section 4.1 (Organization and Good Standing), Section 4.2 (Authorization of Agreement), Section 4.4 (Capitalization), Section 4.17 (Financial Advisors), and Section 5.1 (Organization and Good Standing), Section 5.2 (Authorization of Agreement), Section 5.4 (Ownership) and Section 5.5 (Financial Advisors) (collectively, the “Seller Fundamental Representations”). All pre-Closing covenants and agreements of the parties contained herein shall survive the Closing for the Survival Period and all post-Closing covenants and agreements of the parties contained herein shall survive Closing for the period explicitly specified herein. None of the survival periods contained herein shall apply to any claims related to Fraud. Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party before the expiration date of the Survival Period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

9.2 Indemnification by Seller. Subject to the provisions of this Article IX, Seller shall indemnify and hold harmless Purchaser, and its Affiliates, and the respective Representatives, successors and assigns of each of the foregoing (the “Purchaser Indemnified Parties”) from and against any and all Losses asserted against, incurred, sustained by or imposed against any of the Purchaser Indemnified Parties (regardless of whether or not such Losses relate to any Third Party Claim) as a result of, arising out of or relating to:

(a) any breach of any representation or warranty made by the Company or Seller contained in this Agreement or any certificate delivered pursuant hereto; and

(b) any breach of any covenant or agreement by the Company or Seller contained in this Agreement.

9.3 Indemnification by Purchaser. Subject to the provisions of this Article IX, Purchaser will indemnify and hold harmless Seller and its Affiliates and the respective Representatives, successors and assigns of each of the foregoing (collectively, the “Seller Indemnified Parties”) from and against any and all Losses asserted against, incurred, sustained by or imposed against the Seller Indemnified Parties as a result of, arising out of or relating to:

(a) any breach of any representation or warranty made by Purchaser contained in this Agreement or any certificate delivered pursuant hereto; and

(b) any breach of any covenant or agreement by Purchaser contained in this Agreement.

9.4 Certain Limitations. The indemnification provided for in Sections 9.2 and 9.3 shall be subject to the following limitations:

(a) Notwithstanding anything in this Agreement to the contrary, no indemnification claims for Losses shall be asserted by the Purchaser Indemnified Parties under Article IX unless and until: (i) the amount of Losses in respect of indemnification under Section 9.2(a) (other than with respect to Losses to the extent arising out of any inaccuracy in or breach of any Seller Fundamental Representation) arising out of any particular inaccuracy in or breach of any representation or warranty of the Company or Seller in this Agreement or in any certificate delivered pursuant to this Agreement exceeds $50,000 (the “Per Claim Threshold”) (it being agreed and understood that all Losses, whether in a single claim or in a group of related claims, relating to a particular fact, event, circumstance or occurrence (or a series of related facts, events, circumstances or occurrences, or facts, events, circumstances or occurrences having the same underlying, non-generic factual or legal basis) shall be aggregated for this purpose), and once the Per Claim Threshold has been exceeded, Seller shall be required to indemnify, compensate and reimburse the Purchaser Indemnified Parties for all such Losses from the first dollar, subject to the other limitations set forth in this Section 9.4(a); and (ii) the aggregate amount of all Losses in respect of indemnification under Section 9.2 exceeds (except for breaches of Seller Fundamental Representations, which are not subject to this limitation) Six Million One Hundred Fifty Thousand Dollars ($6,150,000) (the “Basket”), and the Seller, shall be required to pay or be liable for all Losses in excess of the Basket. The aggregate amount of all Losses for which the Seller shall be liable pursuant to Section 9.2 shall not exceed the Indemnification Escrow Amount. The Purchaser Indemnified Parties shall not be entitled to recover Losses in respect of any claim or otherwise obtain reimbursement or compensation more than once with respect to any indemnification claim hereunder. Without limiting the foregoing, the Indemnified Parties shall not be entitled to indemnification with respect to any Losses as a result of, or based upon or arising from, any liability to the extent such liability was included in Closing Working Capital or Company Indebtedness in the calculation of the Final Purchase Price. Excluding the Purchaser’s obligations to pay the full Purchase Price in connection with the Closing, the Termination Fee and Seller’s expenses pursuant to Section 7.14(b) (which amounts shall not be subject to the following cap), the aggregate amount of all Losses for which Purchaser shall be liable pursuant to Section 9.3 shall not exceed Six Million Dollars ($6,150,000).

(b) The Purchaser Indemnified Parties shall not be entitled to recover under this ARTICLE IX with respect to any Losses (and no such Losses shall be aggregated for purposes of Section 9.4(a) or otherwise in connection with the transactions contemplated hereby) arising from any breach of any representation, warranty, covenant, agreement or other provision contained in this Agreement, or in any exhibit, Schedule or document delivered hereunder, if the Purchaser had actual knowledge prior to the date hereof of such breach.

(c) For purposes of this Article IX, any breach of any representation or warranty shall be determined without regard to any materiality, Material Adverse Effect or other similar qualification contained in or otherwise applicable to such representation or warranty; provided, however, that such qualification shall (i) not be read out of any defined term that incorporates such materiality qualification (e.g. “Material Contract”, “Material Customer”, “Material Supplier”) and (ii) not apply to (A) definition of Permitted Liens, (B) Section 4.1(a) and (b) (qualification), (C) Section 4.3 (Conflicts; Consents of Third Parties), (D) Section 4.5 (Financial Statements), (E) Section 4.6 (No Undisclosed Liabilities), (F) Section 4.7 (Absence of Certain Developments), (G) Section 4.8 (Taxes); (I) Section 4.9 (Intellectual Property), (J) definition of Company Intellectual Property, (K) Section 4.10 (Material Contracts), (L) definition of Material Contract, and (M) Section 4.24 (Customers and Suppliers).

9.5 Indemnification Procedures.

(a) Order of Claims. Losses indemnifiable by the Seller pursuant to Section 9.2 shall first be payable to the Purchaser Indemnified Parties by wire transfer of immediately available funds to the account or accounts designated by the Purchaser Indemnified Parties from the Escrow Fund. Purchaser shall have the ability to pursue the recovery of Losses in excess of the Escrow Fund from the Purchaser R&W Insurance Policy in accordance with the procedures and subject to the limitations set forth therein.

(b) Non-Third Party Claims Process. The Purchaser Indemnified Party or the Seller Indemnified Party (each, an “Indemnified Party”) will deliver a written notice (a “Claims Notice”) to the other party (the “Indemnifying Party”), and, to the extent such Claim is covered by the Purchaser R&W Insurance Policy, to the Purchaser R&W Insurance Provider, promptly upon its discovery of any matter for which the Indemnifying Party may be liable to the Indemnified Party hereunder that does not involve a Third Party Claim, which Claims Notice shall (i) describe such claim in reasonable detail and state the amount or estimated amount of Losses, (ii) state that the Indemnified Party has paid or properly accrued Losses or anticipates in good faith that it will incur liability for Losses for which such Indemnified Party is entitled to indemnification pursuant to this Agreement, and (iii) if paid or accrued, state the date such item was paid or accrued, provided, however, that no delay or failure to give such prompt written notice shall relieve the Indemnifying Party of any of its indemnification obligations hereunder except to the extent that such Indemnifying Party is actually prejudiced by such failure. The Indemnified Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Indemnified Party and in otherwise resolving such matters. Such assistance and cooperation shall include providing reasonable access to and copies of information, records and documents relating to such matters, furnishing employees to assist in the investigation, defense and resolution of such matters and providing legal and business assistance with respect to such matters.

9.6 Third Party Claims.

(a) In order for an Indemnified Party to be entitled to any indemnification provided for under this Agreement in respect of, arising out of or involving a Loss or a claim or demand made by any Person not a party to this Agreement against the Indemnified Party (a “Third Party Claim”), such Indemnified Party shall deliver a Claims Notice to the Indemnifying Party, as soon as practicable, describing such claim in reasonable detail and stating the amount or estimated amount of such Losses; provided, however, that no delay or failure on the part of an Indemnified Party in notifying the Indemnifying Party shall relieve an Indemnifying Party from its obligations hereunder unless the Indemnifying Party is thereby actually prejudiced (and then solely to the extent of such prejudice).

(b) The Indemnifying Party shall have the right, upon written notice to the Indemnified Party within thirty (30) days of receipt of the Claims Notice, to assume the defense thereof at the expense of the Indemnifying Party with counsel selected by the Indemnifying Party and reasonably satisfactory to the Indemnified Party (and the parties hereby acknowledge that for the purposes of the foregoing it is stipulated that Locke Lord LLP and Mayer Brown LLP are satisfactory). If the Indemnifying Party does not expressly elect to assume the defense of such Third Party Claim within the time period set forth in this Section 9.6(b), the Indemnified Party shall have the sole right to assume the defense of and to settle such Third Party Claim. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnified Party shall, at the Indemnifying Party’s expense, cooperate with the Indemnifying Party in such defense and make available to the Indemnifying Party all witnesses, pertinent records, materials and information in the Indemnified Party’s possession or under the Indemnified Party’s control relating thereto as is reasonably required by the Indemnifying Party. If the Indemnifying Party assumes the defense of any Third Party Claim, the Indemnifying Party shall not, without the prior written consent of the Indemnified Party (not to be unreasonably withheld, conditioned or delayed), enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Party Claim if such settlement, compromise or judgment (i) involves a finding or admission of wrongdoing; (ii) does not include an unconditional written release by the claimant or plaintiff of the Indemnified Party from all liability in respect of such Third Party Claim; or (iii) imposes equitable remedies or any obligation on the Indemnified Party other than solely the payment of money damages for which the Indemnified Party will be indemnified hereunder. Whether or not the Indemnifying Party assumes the defense of such Third Party Claim, the Indemnifying Party will not be obligated to indemnify the Indemnified Party hereunder with respect to any settlement entered into or any judgment consented to without the Indemnifying Party’s prior written consent.

9.7 Escrow.

(a) Escrow Fund. To provide a fund against which a Purchaser Indemnified Party may assert claims of indemnification under this Article IX (each a “Purchaser Indemnification Claim”), the Escrow Amount shall be deposited into escrow pursuant to the Escrow Agreement in accordance with Section 2.2(b). The Escrow Fund shall be held and distributed in accordance with this Article IX, Section 2.3 and the Escrow Agreement. Each Purchaser Indemnification Claim shall be made only in accordance with this Article IX, Section 2.3, and the Escrow Agreement provided that Purchaser shall have the ability to pursue the recovery of Losses in excess of the Escrow Fund from the Purchaser R&W Insurance Policy in accordance with the procedures and subject to the limitations set forth therein. A Purchaser Indemnified Party shall seek monetary recourse for Purchaser Indemnification Claims solely as set forth in Section 9.5(a). Notwithstanding anything to the contrary contained in this Agreement, none of the limitations set forth in this Article IX shall apply to any action for specific performance, injunctive relief, or other equitable remedy, provided however, that post-Closing, such actions by Purchaser Indemnified Parties shall be limited to enforcement of post-Closing covenants of the Seller.

(b) Reserved Amounts in the Escrow Fund; Release in respect of Claims. In the event any Purchaser Indemnification Claim is made by a Purchaser Indemnified Party pursuant to a Claims Notice delivered to Seller prior to the Final Escrow Release Date, such Purchaser Indemnified Party and the Seller shall negotiate in good faith to reach an agreement upon the amount on deposit in the Indemnification Escrow that should be reserved in respect of such Claims Notice (a “Reserved Amount”). If such Persons are unable to reach agreement as to the Reserved Amount by the Final

Release Date, then the Reserved Amount with respect to such Claims Notice shall be the amount in good faith specified by the Purchaser Indemnified Party in the Claims Notice based on the Purchaser Indemnified Party’s reasonable judgment. Upon the agreement by the Seller and the Purchaser Indemnified Party or as finally determined by a court of competent jurisdiction in respect of any Claims Notice, any amounts payable with respect to any Losses in a Claims Notice to the Purchaser Indemnified Party shall be payable in accordance with Section 9.5(a). Seller and Purchaser shall deliver executed instructions directing the Escrow Agent to deliver to Purchaser such amount.

(c) Release from Escrow.

(i) At the expiration of the Survival Period (the “Final Release Date”), the Seller and the Purchaser shall deliver executed instructions, directing the Escrow Agent to, subject to the terms set forth in the Escrow Agreement, disburse to Seller the remaining portion of the Indemnification Escrow Amount which exceeds any Reserved Amounts in respect of Purchaser Indemnification Claims pending, but not yet paid.

(ii) Following the Final Release Date, from time to time, upon resolution of any Claims Notice in respect of any Purchaser Indemnification Claim and the appropriate amount, if any, from the Indemnification Escrow Amount having been paid to the Purchaser Indemnified Party in respect of such Claims Notice, the Seller and Purchaser shall jointly instruct the Escrow Agent to release to Seller the excess of the then-current balance in the Escrow Fund over the aggregate Reserved Amounts in respect of all remaining unresolved Purchaser Indemnification Claims made prior to the Final Release Date, subject to the terms of the Escrow Agreement.

(iii) Any Claims by the Purchaser Indemnified Parties with respect to any Losses following the expiration of the Final Release Date or the depletion of the Escrow Fund, may also be made against the Purchaser R&W Insurance Policy in accordance with the procedures and subject to the limitations set forth therein.

(d) No Escrow Offsets. Purchaser Indemnified Parties may not offset funds held in or released from (i) the Earnout Escrow against any claims against any Seller Indemnified Party, including Purchaser Indemnification Claims or an adjustment pursuant to Section 2.3, (ii) the Adjustment Escrow against any claims against any Seller Indemnified Party, including Purchaser claims pursuant to Section 7.16 or Purchaser Indemnification Claims or (c) the Indemnification Escrow against any claims against any Seller Indemnified Party, including Purchaser claims pursuant to Section 7.16.

9.8 Payments. Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article IX, the Indemnifying Party shall satisfy its obligations within fifteen (15) Business Days of such final, non-appealable adjudication as set forth in Section 9.5(a) or, if payable to a Seller Indemnified Party, by wire transfer of immediately available funds. The parties hereto agree that should an

Indemnifying Party not make full payment of any such obligations within such fifteen (15) Business Day period, any amount payable shall accrue interest from and including the date of agreement of the Indemnifying Party or final, non-appealable adjudication to and including the date such payment has been made at a rate per annum equal to 4.0%. Such interest shall be calculated daily on the basis of a calendar year.

9.9 Tax Treatment of Indemnification Payments. All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for all federal, state, local and foreign Tax purposes, unless otherwise required by Law, and the parties shall file their Tax Returns accordingly.

9.10 Calculation of Losses.

(a) The amount of any Loss for which indemnification is provided under this Article IX shall be net of any amounts (i) actually recovered by any Indemnified Party under insurance policies or any other source of indemnification with respect to such Loss including the Alternative Arrangements, and (ii) accrued on the balance sheet of each of the PEP Companies as of the Closing Date and taken into account in the calculation of the Purchase Price with respect to such Loss, and shall be reduced to take into account any Tax Benefit.

(b) In determining the amount of any indemnification payment for a Loss suffered or incurred by an Indemnified Party hereunder, the amount of such Loss shall be decreased to take into account any deduction, credit or other tax benefit actually realized by the Indemnified Party with respect to such Loss (“Tax Benefits”). In computing the amount of any such Tax Benefit, the Indemnified Party shall be deemed to recognize all other items of income, gain, loss, deduction or credit before recognizing any item arising from the incurrence or payment of any indemnified Loss; provided, that, if a Tax Benefit is not realized in or prior to the taxable period during which an Indemnifying Party makes an indemnification payment or the Indemnified Party incurs or pays any Loss, the Indemnified Party shall thereafter make payments to the Indemnifying Party at the end of each subsequent taxable period to reflect the Tax Benefit realized in each such subsequent taxable period. For purposes of clarity, a Tax Benefit shall be treated as realized when it is actually realized or when it is available to be realized through reasonable best efforts taken by the relevant party.

(c) Each Purchaser Indemnified party shall use reasonable best efforts to make any claims for insurance, indemnification and/or other amounts available from third party(ies) with respect to Losses for which it will seek indemnification hereunder and to diligently pursue such claims in good faith. If any such insurance proceeds, indemnification and/or other amounts are received or realized by a Purchaser Indemnified Party after payment by the Seller of any amount otherwise required to be paid to a Purchaser Indemnified Party pursuant to this Article IX, the Purchaser Indemnified Party shall repay to the Seller, promptly after receiving or realizing such insurance proceeds, indemnification and/or other amounts, the amount that the Seller would not have had to pay pursuant to this Article IX had such insurance proceeds, indemnification and/or other amounts been received or realized by the Purchaser Indemnified Party prior to the Seller’s payment under this Article IX.

9.11 Exclusive Remedies. Notwithstanding anything to the contrary herein, except (a) with respect to any disputes to be resolved under Section 2.3 hereof, (b) for any claim under the terms of the Escrow Agreement, (c) for any claim of Fraud and (d) claims by Purchaser Indemnified Parties against the Purchaser R&W Insurance Policy in accordance with the procedures and subject to the limitations set forth therein, the parties acknowledge and agree that their sole and exclusive remedy, at Law or in equity, with respect to any and all claims for any and all breaches of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement made from and after Closing, shall be pursuant to the indemnification provisions set forth in this Article IX, (which means, for example, that the survival periods and liability limits set forth in this Article IX shall control notwithstanding any statutory or common law provisions or principles to the contrary). In furtherance of the foregoing, (1) all statutes of limitations or other claims periods with respect to claims for Losses based on the matters that are subject to the limitations set forth in Section 9.4 shall be shortened to the applicable claims periods and survival periods set forth in Section 9.1; and (2) the Purchaser Indemnified Parties irrevocably waive any and all rights they may have to make claims against Seller under statutory and common law with respect to any breach of this Agreement by the Seller or the PEP Companies. In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted under Law, any and all rights, claims, and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article IX. Nothing in this Section 9.11 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled for breach of any Closing or post-Closing covenants (including Purchaser’s right to enforce Seller’s obligation to deliver the Shares in connection with the Closing) or to seek any remedy on account of any party’s Fraud. Except for the Seller, no current or former director, officer, employee, incorporator, member, partner, shareholder, agent, attorney or representative of any of the Sellers, the PEP Companies or their respective Affiliates, shall have any liability for any obligations or liabilities of Seller under this Agreement, the Company Documents or any other agreements contemplated hereunder or thereunder, or for any claim based on, in respect of, or by reason of, the transactions contemplated hereby or thereby.

9.12 Release.

(a) Effective as of the Closing Date, each of Purchaser and the PEP Companies (each a “Releasor”), on behalf of itself and its Affiliates, representatives, successors and assigns, hereby releases, acquits and forever discharges, to the fullest extent permitted by law, each of the Seller, and each of its respective past, present or future officers, managers, directors, shareholders, partners, members, Affiliates, employees, counsel and agents (each a “Releasee”) of, from and against any and all actions, causes of action, claims, demands, damages, judgments, debts, dues and suits of every kind, nature and description whatsoever (collectively “Claims”) which such Releasor or its heirs, legal representatives, successors or assigns ever had, now has or may have on or by reason of any matter, cause or thing whatsoever, arising out of or relating to any circumstance, agreement, activity, action, omission, event or matter related to the PEP Companies or the transactions contemplated by this Agreement occurring or existing, in each case, prior to the date of the Closing whether known or unknown, other than Claims with respect to (i) any rights or claims of Purchaser under this Agreement, any Company Document or any Purchaser Document, including with respect to any breach, non-performance, action or failure to act by Seller or any PEP Company and (ii) any Fraud committed by any Releasee or any of their respective Affiliates (collectively, “Released Claims”). Each Releasor agrees not to, and agrees to cause its respective Affiliates and Subsidiaries not to, assert any Released Claim against any Releasee.

(b) Effective as of the Closing Date, Seller, on behalf of itself and its Affiliates, legal representatives, successors and assigns, hereby releases, acquits and forever discharges, to the fullest extent permitted by law, Purchaser, all PEP Companies and each of their current officers and directors (the “Purchaser Related Parties”) of, from and against any and all Claims which Seller, its Affiliates or their heirs, legal representatives, successors or assigns ever had, now has or may have on or by reason of any matter, cause or thing whatsoever, arising out of or relating to any circumstance, agreement, activity, action, omission, event or matter related to the PEP Companies or the transactions contemplated by this Agreement occurring or existing, in each case, prior to the date of the Closing whether known or unknown, other than Claims with respect to (i) any rights or claims of Seller under this Agreement, any Company Document, or any Purchaser Document, including with respect to any breach, non-performance, action or failure to act by Purchaser, (ii) any rights pursuant to or referenced in Section 7.6 (D&O Protections), (iii) PEP Company employee rights to earned but unpaid compensation and rights under employment agreements, or (iv) Claims with respect to the commercial relationships of the PEP Companies in the Ordinary Course of Business (collectively, “Purchaser Released Claims”). Seller agrees not to, and agrees to cause its respective Affiliates not to, assert any Purchaser Released Claim against the Purchaser Related Parties. On or before the date hereof, Seller has delivered to Purchaser releases, in a form acceptable to Purchaser, executed by at least ninety percent (90%) in interest of its holders of Class A Units (x) releasing the Purchaser Related Parties from all Purchaser Related Claims and (y) agreeing not to assert any such claims against such parties.

ARTICLE X

TERMINATION

10.1 Termination of Agreement. This Agreement may be terminated prior to the Closing as follows:

(a) at the election of Seller by written notice to the Purchaser on or after October 31, 2015 (the “End Date”), if the Closing shall not have occurred by the close of business on such date, provided that Seller is not then in material default of any of its obligations hereunder;

(b) at the election of Purchaser by written notice to Seller on or after the End Date, if the Closing shall not have occurred by the close of business on such date, provided that Purchaser is not then in material default of any of its obligations hereunder;

(c) by mutual written consent of Seller and Purchaser;

(d) by Seller or Purchaser if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that (i) the parties hereto shall promptly appeal any adverse determination that is not nonappealable (and pursue such appeal with reasonable diligence) and (ii) a party may not enforce this Section 10.1(d) to the extent that such party directly or indirectly assisted in or supported, in any material way, the process or proceedings giving rise to such nonappealable Order;

(e) by Purchaser, if there has been a violation or breach by the Company or Seller of any covenant, representation or warranty contained in this Agreement which if not cured, would cause a condition to the obligations of Purchaser at the Closing not to be satisfied, and such violation or breach has not been waived by Purchaser or cured in all material respects by the Company or Seller within the earlier of (i) thirty (30) days after receipt by Seller of written notice thereof from Purchaser or (ii) one (1) Business Day prior to the End Date; provided that Purchaser shall not have the right to terminate this Agreement pursuant to this Section 10.1(e) if it is then in breach of this Agreement such that any of the conditions set forth in Section 8.2(a) or Section 8.2(b) would not be capable of being satisfied;

(f) by Seller, if there has been a violation or breach by Purchaser of any covenant, representation or warranty contained in this Agreement which if not cured, would cause a condition to the obligations of Seller or the Company at the Closing not to be satisfied, and such violation or breach has not been waived by Seller or cured in all material respects by Purchaser within the earlier of (i) thirty (30) days after receipt by Purchaser of written notice thereof from Seller or (ii) one (1) Business Day prior to the End Date; provided that the failure to deliver the Estimated Purchase Price at the Closing as required hereunder shall not be subject to cure hereunder; and provided further, that Seller shall not have the right to terminate this Agreement pursuant to this Section 10.1(f) if it is then in breach of this Agreement such that any of the conditions set forth in Section 8.1(a) or Section 8.1(b) would not be capable of being satisfied; or

(g) by Seller on or after October 9, 2015 (the “Company Financing End Date”), irrespective of whether or not such date is before, on or after the final day of the Marketing Period, upon prior written notice to Purchaser if: (i) Seller has delivered to Purchaser the Company Financing Information on or before August 24, 2015, provided that, if all of the Company Financing Information has not been delivered on or before August 24, 2015, the Company Financing End Date shall be extended by one (1)

Business Day for each calendar day between August 24, 2015 and the date on which all of the Company Financing Information is delivered, and provided further, if all of the Company Financing Information is delivered on August 31, 2015, the Company Financing End Date shall be October 16, 2015; (ii) all of the conditions to Closing set forth in Section 8.1 have been satisfied (other than any condition the failure of which to be satisfied is attributable to a breach by the Purchaser of its representations, warranties, covenants or agreements contained herein and other than those conditions that, by their terms, cannot be satisfied until Closing but which are fully capable of being satisfied at Closing); (iii) Seller and the Company have confirmed in a written notice to the Purchaser that they are ready, willing and able to perform their obligations to effect the Closing; and (iv) Purchaser fails to fulfill its obligation to effect the Closing within two (2) Business Days of the written notice of the Seller and the Company pursuant to the immediately preceding clause (iii). Acting reasonably and in good faith, Seller and Purchaser shall execute a joint writing in which Seller and Purchaser agree to the date that Seller has delivered the Company Financing Information and, based on the date of such delivery and consistent with the methodology set forth in this paragraph, the date that shall be the Company Financing End Date.

10.2 Procedure Upon Termination. In the event of termination by the Purchaser or the Seller, or both, pursuant to Section 10.1 hereof, the terminating party shall forthwith deliver notice thereof to the other party or parties in accordance with Section 11.6, and this Agreement shall terminate and become void and of no effect and no party to this Agreement shall have any further liability or obligation hereunder to any other party hereto (including for costs and expenses incurred by other parties in connection with the transactions contemplated by this Agreement, except to the extent provided in Section 7.14(b)), except that the obligations of the parties set forth in Sections 7.5, 7.7 and 7.14(b), this Section 10.2 and Article XI hereof shall survive any such termination and shall be enforceable hereunder. In the event this Agreement is terminated by the Seller pursuant to Section 10.1(f) or (g), then the Purchaser shall pay to the Seller as liquidated damages and not as a penalty a fee of Thirty Million Seven Hundred Fifty Thousand Dollars ($30,750,000) (the “Termination Fee”) in immediately available funds within three (3) Business Days after such termination by the Seller, and the payment by the Purchaser of the Termination Fee shall relieve the Purchaser from all further liability and obligations under this Agreement. The Company, the Seller, and the Purchaser each acknowledge that the agreements contained in this Section 10.2 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the Company, the Seller, and the Purchaser would not enter into this Agreement. Accordingly, if the Purchaser fails to timely pay the Termination Fee when due and, in order to obtain such payment, the Seller commences a suit that results in a judgment against the Purchaser for the payment of such Termination Fee, the Purchaser shall pay the Seller its and the Company’s costs and expenses incurred in connection with such suit, together with interest on the amount of the unpaid Termination Fee at the prime rate as published in The Wall Street Journal in effect on the date such payment was required to be made to (but excluding) the date such payment was actually received. Without limiting the generality of Section 11.9 hereof, in the event that Purchaser is required to pay the Termination Fee pursuant to this Section 10.2 and Purchaser timely pays the full Termination Fee, payment of such fee shall be the sole and exclusive remedy of Seller, the Company and their Affiliates against Purchaser (other than in connection with the enforcement of the Confidentiality Agreement and reimbursement of expenses of Seller and the PEP Companies pursuant to Section 7.14(b)), the Financing Sources, the Debt Financing Sources Related Parties and any of their respective former, current and future Affiliates, representatives, shareholders, members, managers, partners, successors and assigns for any Losses suffered or incurred as a result of or under this Agreement or the transactions contemplated by this Agreement, including the failure of the Closing to occur and Seller and the Company shall not bring or permit any of their respective Affiliates to bring any action, suit or other proceeding in connection with any such failure of the Closing to occur.

ARTICLE XI

MISCELLANEOUS

11.1 [Reserved]

11.2 Expenses. Except as expressly provided herein, whether or not the transactions contemplated hereby are consummated, all costs and expenses (including any brokerage commissions or any finder’s or investment banker’s fees and including attorneys’ and accountants’ fees) incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated hereby and the consummation of the transactions contemplated hereby and thereby shall be paid by the party incurring such expenses, except as otherwise provided by this Agreement provided, however, Purchaser shall promptly, upon request by Seller or the Company, reimburse Seller or the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ fees) incurred by Seller, the Company or any of their Affiliates in connection with any cooperation or assistance provided to Purchaser by Seller, the Company or any of their respective Affiliates or Representatives in connection with obtaining the Debt Financing (including fees and expenses invoiced by Ernst & Young to the PEP Companies in connection with the preparation of Company Financing Information and other information requested or required to by produced in furtherance of the Debt Financing).

11.3 Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

(a) Subject to Section 11.5(b), the parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of Delaware over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto may be heard and determined in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law.

(b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 11.6.

(c) TO THE EXTENT NOT PROHIBITED BY APPLICABLE LAW THAT CANNOT BE WAIVED, EACH PARTY HEREBY WAIVES, AND COVENANTS THAT IT WILL NOT ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE), ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION ARISING IN WHOLE OR IN PART UNDER, RELATED TO, BASED ON OR IN CONNECTION WITH THIS AGREEMENT OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE. ANY PARTY HERETO MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.3 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

11.4 Entire Agreement; Amendments and Waivers. This Agreement (including the Schedules and any exhibits hereto) and the Confidentiality Agreement represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by Purchaser and Seller; provided, however, that none of Sections 3.1, 7.14, 10.2, 11.4, 11.5, 11.8, 11.9 and 11.10 (and any provision of this Agreement to the extent an amendment, modification, waiver, supplement or termination of such provision would modify the substance of any of such Sections) may be amended in any manner that is adverse to the Committed Lenders or the Debt Financing Sources Related Parties without the written consent of the Committed Lenders. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

11.5 Governing Law.

(a) This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware without giving effect to the conflicts or choice of law provisions thereof or of any other jurisdiction that would give rise to the application of the domestic substantive law of any other jurisdiction.

(b) Notwithstanding anything to the contrary contained in this Agreement, each of the parties hereto: (i) agrees that it will not bring or support any Person in any action, suit or proceeding of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against any of the Debt Financing Sources or Debt Financing Sources Related Parties in any way relating to this Agreement or any of the transactions contemplated by this Agreement, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, in any forum other than the federal and New York state courts located in the Borough of Manhattan within the City of New York, (ii) agrees that, except as specifically set forth in the Debt Commitment Letter, all claims or causes of action (whether at law, in equity, in contract, in tort or otherwise) against any of the Debt Financing Sources or Debt Financing Sources Related Parties in any way relating to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby, shall be exclusively governed by, and construed in accordance with, the internal laws of the State of New York, without giving effect to principles or rules or conflict of laws to the extent such principles or rules would require or permit the application of laws of another jurisdiction and (iii) hereby irrevocably and unconditionally waives any right such party may have to a trial by jury in respect of any litigation (whether in law or in equity, whether in contract or in tort or otherwise) directly or indirectly arising out of or relating in any way to the Debt Commitment Letter or the performance thereof or the financings contemplated thereby. The Debt Financing Sources and Debt Financing Sources Related Parties are intended third party beneficiaries of this Section 11.5(b).

11.6 Notices. All notices and other communications under this Agreement shall be in writing and shall be deemed given (i) when delivered personally by hand (with written confirmation of receipt), (ii) when sent by facsimile or email (with written confirmation of transmission) or (iii) one business day following the day sent by commercial overnight courier (with written confirmation of receipt), in each case at the following addresses and facsimile numbers (or to such other address or facsimile number as a party may have specified by notice given to the other party pursuant to this provision):

If to the Company prior to the Closing or if to Seller, to:

c/o The Jordan Company II, L.P.

399 Park Avenue, 30th Floor

New York, New York 10022

Attention: A. Richard Caputo, Jr.

Fax: (212) 656-1140

Email: rcaputo@thejordancompany.com

and,

c/o Nautic Partners, LLC

50 Kennedy Plaza, 12th Floor

Providence, Rhode Island 02903

Attention: Bernard V. Buonanno

Fax: (401) 278-6387

Email: bbuonanno@nautic.com

With copies (which shall not constitute notice) to:

Locke Lord LLP

2800 Financial Plaza

Providence, Rhode Island 02903

Attention: Richard Small

Fax: (888) 325-9070

Email: Richard.Small@lockelord.com

and,

Mayer Brown LLP

1221 Avenue of the Americas

New York, New York 10020

Attention: Philip O. Brandes

Fax: (212) 849-5958

Email: pbrandes@mayerbrown.com

If to Purchaser, to:

NN, Inc.

207 Mockingbird Lane

Johnson City, TN 37604

Attention: James H. Dorton

Facsimile: 423-743-7670

Email: james.dorton@nninc.com

With a copy (which shall not constitute notice) to:

Husch Blackwell LLP

4801 Main St., Suite 1000

Kansas City, MO 64112

Attention: John D. Moore

Facsimile: 816 983-8080

Email: john.moore@huschblackwell.com

and,

NN, Inc.

207 Mockingbird Lane

Johnson City, TN 37604

Attention: Matthew Heiter, General Counsel

Facsimile: 423-743-7670

Email: matt.heiter@nninc.com

11.7 Severability. If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

11.8 Binding Effect; Assignment. This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any person or entity not a party to this Agreement except (a) as contemplated by Sections 7.6, 9.2, 9.3, 11.9, 11.11 and 11.12 and (b) the Debt Financing Sources and Debt Financing Sources Related Parties are intended third-party beneficiaries of, and may enforce, this Section 11.8 and Sections 11.4, 11.5, 11.9 and 11.10. No assignment of this Agreement or of any rights or obligations hereunder may be made by the Seller, the Company or Purchaser, directly or indirectly (by operation of law or otherwise), without the prior written consent of the other parties hereto and any attempted assignment without the required consents shall be void; provided, however that, after the Closing, (i) Purchaser may assign all of its rights to payment under this Agreement for Collateral security purposes to any lender providing financing to Purchaser pursuant to the Debt Commitment Letter, but no such assignment shall relieve Purchaser of any liability or obligation hereunder and (ii) Seller may assign all of its rights and obligations under this Agreement to a liquidating trust or similar entity in connection with the liquidation of Seller. No assignment of any obligations hereunder shall relieve the parties hereto of any such obligations. Upon any such permitted assignment, the references in this Agreement to Purchaser shall also apply to any such assignee unless the context otherwise requires.

11.9 No Recourse or Personal Liability. Notwithstanding anything to the contrary herein, and except, from and after the Closing, pursuant to the terms of the Escrow Agreement, this Agreement may only be enforced against, and any claims or causes of action for breach of this Agreement may only be made against the Persons that are expressly identified as parties hereto and no other Person (including, without limitation, any Debt Financing Source and any Debt Financing Sources Related Party) shall have any liability for any obligations or liabilities of the parties to this Agreement for any claim (whether in tort, contract or otherwise) for breach of this Agreement or in respect of any oral representations made or alleged to be made in connection herewith and, subject to the rights of Purchaser and its applicable Affiliates under the Debt Commitment Letter, the parties hereto and their former, current and future Affiliates, partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives, shareholders, members, successors and assigns, shall not have any rights or claims against, and agree not to commence (and if commenced agree to dismiss or otherwise terminate) any action or proceeding, whether at law or in equity, in contract, in tort or otherwise, against any Debt Financing Source or Debt Financing Sources Related Party in connection with this Agreement, the transactions contemplated hereby or the Debt Financing (including any dispute arising out of, or relating in any way to, the Debt Commitment Letter or the performance thereof) and neither the Company, Seller nor any of their former, current or future Affiliates, partners, directors, officers, employees, agents, trustees, administrators, managers, advisors and representatives, shareholders, members, successors and assigns shall be entitled to seek specific performance of any rights of Purchaser or any Affiliate thereof to cause the Debt Financing to be funded.

11.10 Remedies. Subject in all respects to Sections 9.11, 10.2, and 11.9 and except as otherwise expressly provided herein, any and all remedies provided herein will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that one of the parties hereto does not perform its obligations under the provisions of this Agreement (including failing to take such actions as are required of it hereunder to consummate the transactions contemplated by this Agreement) in accordance with their specific terms or otherwise breaches such provisions. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions, specific performance and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in each case without posting a bond or undertaking, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief when expressly available pursuant to the terms of this Agreement on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity.

11.11 Retention of Advisors. In any dispute or proceeding arising under or in connection with this Agreement following the Closing, Seller and its owners shall have the right, at their election, to retain Adler Pollock & Sheehan P.C., Alvarez & Marsal, Locke Lord LLP and/or Mayer Brown LLP to represent them in such matter, even if such representation shall be adverse to Purchaser and/or the PEP Companies. Purchaser and the PEP Companies, for themselves and for their respective Affiliates, successors and assigns, hereby irrevocably consent to any such representation in any such matter. Purchaser and the PEP Companies, for themselves and for their respective Affiliates, successors and assigns, hereby irrevocably waive any actual or potential conflict arising from any such representation in the event of: (1) any adversity between the interests of

Seller and its owners on the one hand and Purchaser and the PEP Companies on the other hand, in any such matter; (2) any communication between Adler Pollock & Sheehan P.C., Locke Lord LLP and/or Mayer Brown LLP and any PEP Company, its Affiliates or employees, whether privileged or not, or any other information known to such counsel, by reason of such counsel’s representation of any of the PEP Companies prior to Closing; and/or (3) any communication between Alvarez & Marsal and any PEP Company, its Affiliates or employees, whether privileged or not, or any other information known to such advisor, by reason of such advisor’s representation of any of the PEP Companies prior to Closing.

11.12 Protected Communication. The parties to this Agreement agree that, immediately prior to the Closing, without the need for any further action (a) all right, title and interest of any PEP Company in and to all Protected Communications shall thereupon transfer to and be vested solely in Seller and its successors in interest, and (b) any and all protections from disclosure, including, but not limited to, attorney client privileges and work product protections, associated with or arising from any Protected Communications that would have been exercisable by any PEP Company shall thereupon be vested exclusively in Seller and its successors in interest and shall be exercised or waived solely as directed by Seller or its successors in interest. None of the PEP Companies, Purchaser or any Person acting on any of their behalf shall, without the prior written consent of Seller or its successors in interest, assert or waive or attempt to assert or waive any such protection against disclosure, including, but not limited to, the attorney-client privilege or work product protection, or to discover, obtain, use or disclose or attempt to discover, obtain, use or disclose any Protected Communications in any manner, including in connection with any dispute or legal proceeding relating to or in connection with this Agreement, the events and negotiations leading to this Agreement, or any of the transactions contemplated herein, provided, however, the foregoing shall neither prohibit Purchaser from seeking proper discovery of such documents nor Seller from asserting that such documents are not discoverable to the extent that applicable attorney client privileges and work product protections have attached thereto. Seller and its successors in interest shall have the right at any time prior to or following the Closing to remove, erase, delete, disable, copy or otherwise deal with any Protected Communications in whatever way they desire, and the Companies and Purchaser shall provide full access to all Protected Communications in their possession or within their direct or indirect control and shall provide reasonable assistance at the expense of the Person requesting such assistance in order to give full force and effect to the rights of Seller and its successors in interest hereunder.

11.13 No Waiver of Privilege, Protection from Disclosure or Use. The parties hereto understand and agree that nothing in this Agreement, including the foregoing provisions regarding the assertions of protection from disclosure and use, privilege and conflicts of interest, shall be deemed to be a waiver of any applicable attorney-client privilege or other protection from disclosure or use. Each of the parties understands and agrees that it has undertaken reasonable efforts to prevent the disclosure of Protected Communications. Notwithstanding those efforts, the parties understand and agree that the consummation of the transactions contemplated by this Agreement could result in the inadvertent disclosure of information that may be confidential, eligible to be subject to a claim of privilege, or otherwise protected from disclosure. The parties further understand and agree that any disclosure of information that may be confidential, subject to a claim of privilege, or otherwise protected from disclosure will not constitute a waiver of or otherwise prejudice any claim of confidentiality, privilege, or protection from disclosure, including, but not limited to, with respect to information involving or concerning the same subject matter as the disclosed information. The parties agree to use reasonable best efforts to return any inadvertently disclosed information to the disclosing party promptly upon becoming aware of its existence. The parties further agree that promptly after the return of any inadvertently disclosed information, the party returning such information shall destroy any and all copies, summaries, descriptions and/or notes of such inadvertently disclosed information, including electronic versions thereof, and all portions of larger documents or communications that contain such copies, summaries, descriptions or notes.

11.14 Counterparts. This Agreement may be executed in one or more counterparts, including by facsimile or PDF file, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

11.15 Time of Essence. With regard to all dates and time periods set forth or referred to in this Agreement, time is of the essence.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective officers thereunto duly authorized, as of the date first written above.

PURCHASER:

NN, INC.

By:	/s/ Richard D. Holder
Name:	Richard D. Holder
Title:	Chief Executive Officer and President

SELLER:

PEP INDUSTRIES LLC

By:	/s/ John Manzi
Name:	John Manzi
Title:	President and CEO

COMPANY:

PRECISION ENGINEERED PRODUCTS HOLDINGS, INC.

By:	/s/ John Manzi
Name:	John Manzi
Title:	President and CEO

[Signature Page to Stock Purchase Agreement]